UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 26, 2021

NEC Corporation

By:	/s/ Naoko Taniguchi
Name:	Naoko Taniguchi
Title:	General Manager, Legal Division

This is a translation of the Notice of the 183rd Ordinary General Meeting of Shareholders of NEC Corporation, and is provided for reference purposes only without any warranty as to its accuracy, completeness of the information, or otherwise. Please note that this translation does not include the translation of the information on exercising voting rights, Notes to Non-consolidated Financial Statements and some other information contained in the Japanese original. In the event of any discrepancy between the Japanese original and this translation, the original shall prevail.

NEC Corporation

Securities Code 6701 7-1, Shiba 5-chome, Minato-ku, Tokyo Takayuki Morita President (Representative Director) May 31, 2021

To Our Shareholders:

NOTICE OF

THE 183RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that the 183rd Ordinary General Meeting of Shareholders (the “Meeting”) of NEC Corporation (the “Company”) will be held as follows:

1.	DATE: June 22, 2021 (Tuesday) at 10:00 a.m. (Japan Standard Time)

  (entry begins at 9:00 a.m. (Japan Standard Time))

2.	PLACE: Ballroom, Second Basement Floor, The Prince Park Tower Tokyo

   at 8-1, Shiba Koen 4-chome, Minato-ku, Tokyo

3.	AGENDA OF THE MEETING:

MATTERS TO BE REPORTED UPON:

Report on the Business Report, the Consolidated Financial Statements and the Non-consolidated Financial Statements of the 183rd business period from April 1, 2020 to March 31, 2021 (“Business Period”), and report on the results of the audit on the Consolidated Financial Statements conducted by the Accounting Auditors and the Audit & Supervisory Board (KANSAYAKU-KAI).

MATTERS TO BE VOTED UPON:

Proposal No. 1: Election of Twelve (12) Directors

Proposal No. 2: Election of One (1) Audit & Supervisory Board Member (KANSAYAKU)

•

From the viewpoint of preventing the spread of the novel coronavirus infections, we kindly ask you to refrain from attending the Meeting as much as possible, and exercise your voting rights in advance.

•	No souvenirs will be provided. Your understanding would be appreciated.

•

In the event that the Company finds any correction(s) that should be made in the reference documents for the Meeting, the Business Report, the Consolidated Financial Statements and the Non-consolidated Financial Statements (including Notes to Consolidated Financial Statements and Notes to Non-consolidated Financial Statements), such correction(s) will be specified through the Company’s website.

REFERENCE DOCUMENTS FOR THE MEETING

Proposed Matters for Voting and reference matters thereof:

Proposal No. 1: Election of Eleven (12) Directors

Upon the close of the Meeting, the term of office as Director of all eleven (11) Directors will expire. In order to further strength the supervisory functions of the Board of Directors and NEC Group’s corporate governance, it is proposed that twelve (12) Directors be elected by increasing one (1) Outside Director for a total of six (6) Outside Directors.

The candidates for Director were deliberated by the Nomination and Compensation Committee, which chaired by an Outside Director and majority of the Committee members are Outside Directors, and approved by the Board of Directors.

The candidates for Director are as follows:

No.	Name	Position and Responsibility at the Company	Attendance at Meeting of the Board of Directors	Year served as a Director (Upon the close of the Meeting)
1	Nobuhiro Endo	Chairman of the Board (Non-Executive Director) Member of the Nomination and Compensation Committee	15 out of 15 meetings	12 years

2	Takashi Niino	Vice Chairman of the Board (Representative Director) Matters relating to corporate management policy/ Important matters relating to the reinforcement of NEC Group’s corporate governance	15 out of 15 meetings	10 years

3	Takayuki Morita	President (Representative Director) CEO (Chief Executive Officer) Management of the Company’s business/ Important matters relating to corporate auditing and export & import trade control	15 out of 15 meetings	5 years

4	Norihiko Ishiguro	Senior Executive Vice President and Member of the Board Global business strategy/ Important matters relating to external relations	15 out of 15 meetings	3 years

5	Hajime Matsukura

Executive Vice President and Member of the Board

CHRO (Chief Human Resources Officer)

NEC Group culture transformation, corporate communications, external relations, people and organization development and human resources and general affairs

			15 out of 15 meetings	4 years

6	Motoo Nishihara	Executive Vice President and Member of the Board CTO (Chief Technology Officer) Global Innovation	15 out of 15 meetings	2 years

7	Kaoru Seto *Candidate for Outside Director	Member of the Board Member of the Nomination and Compensation Committee (Chairman of the Committee)	15 out of 15 meetings	3 years

8	Noriko Iki *Candidate for Outside Director	Member of the Board	14 out of 15 meetings	3 years

9	Masatoshi Ito *Candidate for Outside Director	Member of the Board Member of the Nomination and Compensation Committee	14 out of 15 meetings	2 years

10	Kuniharu Nakamura *Candidate for Outside Director	Member of the Board Member of the Nomination and Compensation Committee	15 out of 15 meetings	2 years

11	Jun Ohta *Candidate for Outside Director	Member of the Board	12 out of 12 meetings	1 year

12	Christina Ahmadjian *New candidate *Candidate for Outside Director	Member of the Board	—	—

Note:

Members of the Nomination and Compensation Committee are above four (4) members, Messrs. Nobuhiro Endo, Kaoru Seto, Masatoshi Ito and Kuniharu Nakamura, and Mr. Kaoru Seto is the chairman of the committee.

The Board of Directors is responsible for making important decisions for the Company’s business execution, including decision on its basic management policies, as well as supervising overall business execution. In order to further enhance the effectiveness of the Board of Directors, the Company is working to improve its structure so that more in-depth discussion can be ensured on matters related to “broad, company-wide management strategies” and “governance”. From the perspective of obtaining a broad range of knowledge on the relevant matters, the attributes of the candidates for directors expected by the Company and particular areas of extensive experience and deep insight that the Company expects the candidates for Director to have are as follows:

No.	Name	The attributes of the candidates for Directors			Particular area that Corporate expects for the candidates for Directors to have for Directors
		Independent director	Non- executive	Gender Nationality	Corporate management	Technology	Global business	Financial accounting M&A	Risk management	Sustainability ESG	Marketing
1	Nobuhiro Endo		◎		🌑	🌑	🌑	〇	🌑	🌑	🌑
2	Takashi Niino				🌑	🌑	〇	〇	🌑	🌑	🌑
3	Takayuki Morita				🌑	〇	🌑	🌑	🌑	🌑	🌑
4	Norihiko Ishiguro					〇	🌑	〇	〇	🌑	〇
5	Hajime Matsukura				〇	〇	〇	🌑	🌑	🌑	〇
6	Motoo Nishihara					🌑	🌑	〇	〇	〇	〇
7	Kaoru Seto	◎	◎		🌑		〇	〇	🌑	🌑	🌑
8	Noriko Iki	◎	◎	◎ (Female)	🌑		🌑		🌑	🌑
9	Masatoshi Ito	◎	◎		🌑		🌑	〇	🌑	🌑	🌑
10	Kuniharu Nakamura	◎	◎		🌑		🌑	〇	🌑	🌑	🌑
11	Jun Ohta		◎		🌑	🌑	🌑	🌑	🌑	🌑	🌑
12	Christina Ahmadjian	◎	◎	◎ (Female, Foreign nationality)	〇		🌑	〇	🌑	🌑	〇

Notes: 1.

◎ shows attributes corresponding to a candidate for Directors, 〇 shows the areas in which a candidate for Directors has deep insight, and 🌑 shows the areas in which a candidate for Directors has extensive experience in addition to deep insight. The chart does not cover all the expertise possessed by the candidates for Directors.

2.	Technology area that the Company expects the candidates for Directors to have is especially related to ICT and digital transformation.

Name (Date of Birth)	Brief Employment History		Number of the Company’s Shares Held
1. Nobuhiro Endo (November 8, 1953)	April 1981 July 2005	Joined the Company Senior General Manager, Mobile Network Operations Unit	40,600

* Member of the Nomination and Compensation Committee	April 2006	Senior Vice President and Executive General Manager, Mobile Network Operations Unit

	April 2009	Executive Vice President

* Male	June 2009	Executive Vice President and Member of the Board

	April 2010	President (Representative Director)

	April 2016	Chairman of the Board (Representative Director)

	June 2019	Chairman of the Board (Non-Executive Director) (to present)

Important Concurrent Positions: Outside Director, Tokio Marine Holdings, Inc. Outside Director, Sumitomo Dainippon Pharma Co., Ltd. Outside Director, Japan Exchange Group, Inc.

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records, having had been engaged in the management of network business and NEC Group’s management strategies, and also, having been engaged in the management of the Company as President (Representative Director) since 2010 and as Chairman of the Board (Representative Director) since April 2016 (until June 2019). The Company has nominated him as a candidate for Director considering that he is appropriate to contribute to the improvement of NEC’s corporate value, the creation of social value and the implementation of a more sustainable world including digitalization in Japan and globally, through management of external affairs as a representative of the Company.

Attendance at Meeting of the Board of Directors: 15 out of 15 meetings Attendance rate: 100%

2. Takashi Niino (September 8, 1954) *Male	April 1977 April 2004 April 2005	Joined the Company Executive General Manager, 2nd Solutions Sales Operations Unit Senior General Manager, 3rd Solutions Operations Unit	7,400

	April 2006	Executive General Manager, Financial Solutions Operations Unit

	April 2008	Senior Vice President and Executive General Manager, Financial Solutions Operations Unit

	August 2008	Senior Vice President

	April 2010	Executive Vice President

	June 2011	Executive Vice President and Member of the Board

	July 2011	Executive Vice President, CSO (Chief Strategy

Officer) and Member of the Board

	April 2012	Senior Executive Vice President, CSO (Chief Strategy Officer) , CIO (Chief Information Officer) and Member of the Board (Representative Director)

	April 2016	President (Representative Director) and CEO(Chief Executive Officer)

	April 2021	Vice Chairman of the Board (Representative Director) (to present)

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records, having had been engaged in the management of financial solutions business and NEC Group’s management strategies as Senior Executive Vice President, CSO, CIO and Member of the Board (Representative Director), and afterwards, having been engaged in the management of the Company as President (Representative Director) since 2016 and as Vice Chairman of the Board (Representative Director) since April 2021. The Company has nominated him as a candidate for Director considering that he is appropriate to contribute to the Company’s sustainable growth and improvement of NEC’s corporate value, and to strength NEC Group’s corporate governance which will be the basis of sustainable management, through culture transformation and promotion of diversity.

Attendance at Meeting of the Board of Directors: 15 out of 15 meetings Attendance rate: 100%

3. Takayuki Morita (February 5, 1960)	April 1983 April 2002	Joined the Company General Manager, Business Development Division	1,900

*Male	April 2006	Senior Vice President and Executive General Manager, Corporate Business Development Unit

	April 2008	Senior Vice President

	July 2011	Executive Vice President

	April 2016	Executive Vice President and CGO (Chief Global Officer)

	June 2016	Executive Vice President, CGO (Chief Global Officer) and Member of the Board

	April 2018	Senior Executive Vice President and Member of the Board (Representative Director)

	June 2018	Senior Executive Vice President, CFO (Chief Financial Officer) and Member of the Board (Representative Director)

	April 2021	President (Representative Director) and CEO (Chief Executive Officer) (to present)

Important Concurrent Positions:

Director, Japan Aviation Electronics Industry, Limited (Scheduled for retirement, June 2021)

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records, having had been engaged in the management of NEC Group’s global business, NEC Group’s accounting and financial strategies, NEC Group’s management strategies and M&A as Senior Executive Vice President, CFO and Member of the Board (Representative Director) and afterword having been engaged in the management of the Company as President (Representative Director) since April 2021. The Company has nominated him as a candidate for Director considering that he is appropriate to contribute to the Company’s sustainable growth and improvement of NEC’s corporate value, and to lead the Company’s transformation into Social value innovator.

Attendance at Meeting of the Board of Directors:

15 out of 15 meetings

Attendance rate: 100%

4. Norihiko Ishiguro (May 3, 1957)	April 1980	Joined Ministry of International Trade and Industry	3,300

*Male	July 2009	Director-General, Commerce and Information Policy Bureau, Ministry of Economy, Trade and Industry

	August 2011	Director-General, Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry

	June 2013	Vice Minister for International Affairs, Ministry of Economy, Trade and Industry

	July 2015	Retired from Ministry of Economy, Trade and Industry

	November 2015	Adviser, Tokio Marine & Nichido Fire Insurance Co., Ltd. (until July 2016)

	August 2016	Advisor, the Company

	October 2016	Senior Executive Vice President

	June 2018	Senior Executive Vice President and Member of the Board (to present)

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records relating to an industrial policy and a trade policy through working at Ministry of Economy, Trade and Industry, and afterwards, he has been in charge of global business strategies and external relations as Senior Executive Vice President since October 2016. The Company has nominated him as a candidate for Director considering that he is appropriate to make use of his wide-ranging knowledge acquired by his business and administrative experience for implementation of NEC Group’s global growth strategies and to supervise the Company’s business units.

Attendance at Meeting of the Board of Directors:

15 out of 15 meestings

Attendance rate: 100%

5.Hajime Matsukura (December 12, 1961)	April 1985	Joined the Company
	April 2005	General Manager, Marketing Planning Division	2,900

*Male	April 2006	Assistant Executive General Manager, Business Development Unit

	April 2008	General Manager, Corporate Strategy Division

	April 2014	Senior Vice President and President (Representative Director) of NEC Management Partner, Ltd.

	April 2017	Executive Vice President and CSO (Chief Strategy Officer)

	June 2017	Executive Vice President , CSO (Chief Strategy Officer) and Member of the Board

	April 2018	Executive Vice President, CSO (Chief Strategy Officer), CHRO (Chief Human Resources Officer) and Member of the Board

	April 2019	Executive Vice President, CHRO (Chief Human Resources Officer) and Member of the Board (to present)

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records, having had been engaged in the management of corporate strategies at the Company’s corporate departments and in NEC Group’s operational reform as President (Representative Director) of NEC Management Partner, Ltd. and afterwards, having been in charge of NEC Group’s culture transformation and human resources strategies as Executive Vice President, CHRO and Member of the Board. The Company has nominated him as a candidate for Director considering that he is appropriate to implement building culture and developing human resources for NEC Group’s growth, and to supervise the Company’s business units.

Attendance at Meeting of the Board of Directors:

15 out of 15 meetings

Attendance rate: 100%

6. Motoo Nishihara (January 23, 1962)	April 1985	Joined the Company
	July 2011	General Manager, System Platform Research Laboratories	2,100

*Male	April 2012	General Manager, Cloud System Research Laboratories

	April 2016	Senior Vice president

	April 2019	Executive Vice President and CTO (Chief Technology Officer)

	June 2019	Executive Vice President , CTO (Chief Technology Officer) and Member of the Board (to present)

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records, having had been engaged in the management of Research and Development as Senior Vice president, and afterwards, having been in charge of NEC Group’s Research and Development, Business Development and technology strategies as Executive Vice President and CTO and Member of the Board. The Company has nominated him as a candidate for Director considering that he is appropriate to create and expand core businesses for NEC Group’s growth and to supervise the Company’s business units.

Attendance at Meeting of the Board of Directors:

15 out of 15 meetings

Attendance rate: 100%

7. Kaoru Seto (November 16, 1947) *Candidate for Outside Director *Member of the Nomination and Compensation Committee (Chairman of the Committee) *Male	April 1970	Joined Yamato Transport Co., Ltd. (currently, YAMATO HOLDINGS CO., LTD.)	0
	June 1999	Director of the Board and Regional President of Kansai Region, Yamato Transport Co., Ltd.
	June 2003	Director of the Board and General Manager of HR Department at Headquarters, Yamato Transport Co., Ltd.
	June 2004	Member of the Board and Managing Executive Officer, Yamato Transport Co., Ltd.
	November 2005	Managing Executive Officer, YAMATO HOLDINGS CO., LTD.
	June 2006	Representative Director, President and Executive Officer, YAMATO HOLDINGS CO., LTD.
	April 2011	Representative Director and Chairman, YAMATO HOLDINGS CO., LTD.
	April 2015	Director Adviser, YAMATO HOLDINGS CO.,

	June 2016	LTD.

	June 2018	Adviser, YAMATO HOLDINGS CO., LTD.

	June 2018	Member of the Board of the Company (to present) Special Adviser, YAMATO HOLDINGS CO., LTD. (to present)

Important Concurrent Positions: Special Adviser, YAMATO HOLDINGS CO., LTD. Outside Director, RICOH LEASING COMPANY, LTD.

Reasons for Nomination of a Candidate and Outline of Expected Roles:

The Company has nominated him as a candidate for Outside Director considering that he has superior character, discernment and high ethical standards. In addition, he would sympathize with the NEC Way and act with strong will to realize it, and he has extensive experience and deep insight as management of a logistics service company. The Company expects him to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, risk management, sustainability (including ESG) and marketing.

Notice relating to Independence of Candidate for Outside Director:

•  The Company has notified the Tokyo Stock Exchange, on which the Company lists its shares, of him as an independent Director.

•  The total amount of transactions between YAMATO HOLDINGS CO., LTD. , where he serves as Special Adviser, and the Company is less than 2% compared with the Net Sales of either party for the past 3 fiscal years.

Attendance at Meeting of the Board of Directors:

15 out of 15 meetings

Attendance rate: 100%

8. Noriko Iki (March 21, 1956)	April 1979	Joined the Ministry of Labour	0
	July 2009	Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare

*Candidate for Outside Director	July 2010	Research Director, Japan Institute for Labour Policy and Training

*Female	April 2011	Senior Research Director, Japan Institute for Labour Policy and Training

	September 2012	Director-General, Tokyo Labour Bureau, Ministry of Health, Labour and Welfare

	April 2014	Ambassador Extraordinary and Plenipotentiary to Brunei Darussalam, Ministry of Foreign Affairs

	July 2017	Retired from Ministry of Foreign Affairs

	March 2018	Director, Japan Institute for Women’s Empowerment & Diversity Management

	June 2018	President, Japan Institute for Women’s Empowerment & Diversity Management (to present)

	June 2018	Member of the Board of the Company (to present)

Important Concurrent Positions:

President, Japan Institute for Women’s Empowerment & Diversity Management

Outside Director, NIPPON STEEL CORPORATION

Reasons for Nomination of a Candidate and Outline of Expected Roles:

The Company has nominated her as a candidate for Outside Director considering that she has superior character, discernment and high ethical standards. In addition, she would sympathize with the NEC Way and act with strong will to realize it, and she has extensive experience and deep insight relating to administrative and diplomatic area. Although she has never been involved in management of stock companies or membership companies, the Company has judged that she can perform the duties as Outside Director for the reasons described above and for the fact that she has an experience involving in the management of Japan Institute for Women’s Empowerment & Diversity Management, an organization promoting diversity, as President. The Company expects her to supervise the business execution and provide advice on management based on her extensive experience and deep insight especially relating to such areas as diversity, corporate management, global business, risk management and sustainability (including ESG).

Notice relating to Independence of Candidate for Outside Director:

• The Company has notified the Tokyo Stock Exchange, on which the Company lists its shares, of her as an independent Director.

•  The total amount of transactions between Japan Institute for Women’s Empowerment & Diversity Management, where she serves as President, and the Company is less than 1% compared with Net sales of Japan Institute for Women’s Empowerment & Diversity and the ordinary revenue of the Company for the past 3 fiscal years.

Attendance at Meeting of the Board of Directors:

14 out of 15 meetings

Attendance rate: 93%

9. Masatoshi Ito (September 12, 1947)	April 1971	Joined Ajinomoto Co., Inc.	0
	June 1999	Member of the Board, Ajinomoto Co., Inc.

*Candidate for Outside Director	April 2003	Representative Director, President, Ajinomoto Frozen Foods Co., Inc. (until March,2005)
*Male	August 2006	Representative Director, Corporate Senior Vice President and President, Food Products Company, Ajinomoto Co., Inc.

	June 2009	Representative Director, President and Chief Executive Officer, Ajinomoto Co., Inc.

	June 2015	Representative Director and Chairman of the Board, Ajinomoto Co., Inc.

	June 2018	Member of the Board of the Company (to present)

	June 2019	Chairman of the Board, Ajinomoto Co., Inc. (to present)

Important Concurrent Positions:

Chairman of the Board, Ajinomoto Co., Inc. (Scheduled for retirement and appointment as Executive Officer & Chairman of Company, June 2021)

Outside Director, Japan Airlines Co., Ltd. (Scheduled for retirement, June 2021)

Reasons for Nomination of a Candidate and Outline of Expected Roles:

The Company has nominated him as a candidate for Outside Director considering that he has superior character, discernment and high ethical standards. In addition, he would sympathize with the NEC Way and act with strong will to realize it, and he has extensive experience and deep insight relating to marketing and management strategies as management of a manufacturing company. The Company expects him to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, global business, risk management, sustainability (including ESG) and marketing.

Notice relating to Independence of Candidate for Outside Director:

•  The Company has notified the Tokyo Stock Exchange, on which the Company lists its shares, of him as an independent Director.

•  The total amount of transactions between Ajinomoto Co., Inc., where he serves as Chairman of the Board, and the Company is less than 1% compared with the Net Sales of either party for the past 3 fiscal years.

Attendance at Meeting of the Board of Directors:

14 out of 15 meetings

Attendance rate: 93%

10.Kuniharu Nakamura (August 28, 1950)	April 1974	Joined SUMITOMO CORPORATION	0

*Candidate for Outside Director	June 2009	Representative Director, Senior Managing Executive Officer and General Manager, Mineral Resources, Energy, Chemical & Electronics Business Unit, SUMITOMO CORPORATION

*Memberof the Nomination and Compensation Committee	April 2012	Representative Director, Executive Vice President and General Manager, Mineral Resources, Energy, Chemical & Electronics Business Unit, SUMITOMO CORPORATION

* Male	June 2012	Representative Director, President and Chief Executive Officer, SUMITOMO CORPORATION

	April 2018	Representative Director, Chairman of the Board of Directors, SUMITOMO CORPORATION

	June 2018	Chairman of the Board of Directors, SUMITOMO CORPORATION(to present)

	June 2019	Member of the Board of the Company (to present)

Important Concurrent Positions: Chairman of the Board of Directors, SUMITOMO CORPORATION Outside Director, Shin-Etsu Chemical Co., Ltd.

Reasons for Nomination of a Candidate and Outline of Expected Roles:

The Company has nominated him as a candidate for Outside Director considering that he has superior character, discernment and high ethical standards. In addition, he would sympathize with the NEC Way and act with strong will to realize it, and he has extensive experience and deep insight as management of a general trading company including the management of global businesses. The Company expects him to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, global business, risk management, sustainability (including ESG) and marketing.

Notice relating to Independence of Candidate for Outside Director:

•  The Company has notified the Tokyo Stock Exchange, on which the Company lists its shares, of him as an independent Director.

•  The total amount of transactions between SUMITOMO CORPORATION, where he serves as Chairman of the Board of Directors, and the Company is less than 1% compared with the Net Sales of either party for the past 3 fiscal years.

Attendance at Meeting of the Board of Directors:

15 out of 15 meetings

Attendance rate: 100%

11. Jun Ohta (February 12, 1958)	April 1982	Joined The Sumitomo Bank, Limited (currently, Sumitomo Mitsui Banking Corporation, “SMBC”)	0

*Candidate for Outside Director	June 2014	Director, Sumitomo Mitsui Financial Group, Inc.(“SMFG”)
*Male	April 2015	Director and Senior Managing Executive Officer, SMBC (until April 2017)

	April 2017	Director and Deputy President, Group CFO, Group CSO and Group CDIO, SMFG

	June 2017	Director Deputy President and Executive Officer, Group CFO, Group CSO and Group CDIO, SMFG

	March 2018	Director and Deputy President, SMBC (until April 2019)

	April 2018	Director Deputy President and Executive Officer, Group CFO and Group CSO, SMFG

	April 2019	Director President and Group Chief Executive Officer, SMFG (to present)

	June 2020	Member of the Board of the Company (to present)

Important Concurrent Positions:

Director President and Group Chief Executive Officer, SMFG

Reasons for Nomination of a Candidate and Outline of Expected Roles:

The Company has nominated him as a candidate for Outside Director considering that he has superior character, discernment and high ethical standards. In addition, he would sympathize with the NEC Way and act with strong will to realize it, and he has extensive experience and deep insight as management of a bank. The Company expects him to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, technology, global business, financial accounting (including M&A), risk management, sustainability (including ESG) and marketing.

Notice relating to Independence of Candidate for Outside Director:

•  Mr. Jun Ohta had been an Executing Person of SMBC, a major business partner of the Company, until April 1, 2019. The Company has business relationship with SMBC of which he was Director and Deputy President, for sales of the Company’s products, provision of services including system construction, operation and maintenance and borrowings from SMBC.

Attendance at Meeting of the Board of Directors:

12 out of 12 meetings

Attendance rate: 100%

12. Christina Ahmadjian	January 1995	Assistant Professor, Graduate School of Business, Columbia University (until October 2001)
*New candidate *Candidate for Outside Director *Female	October 2001	Assistant Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
	October 2004	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
	April 2010	Dean, Graduate School of International Corporate Strategy, Hitotsubashi University
	April 2012	Professor, Graduate School, Division of Commerce, Hitotsubashi University
	April 2018	Professor, Graduate School of Business Administration, Hitotsubashi University (to present)

Important Concurrent Positions:

Professor, Graduate School of Business Administration, Hitotsubashi University

Outside Director, Mitsubishi Heavy Industries, Ltd. (Scheduled for retirement, June 2021)

Outside Director,Asahi Group Holdings, Ltd.

Outside Director, Sumitomo Electric Industries, Ltd.

Outside Director, Japan Exchange Group, Inc.

Reasons for Nomination of a Candidate and Outline of Expected Roles:

The Company has nominated her as a candidate for Outside Director considering that she has superior character, discernment and high ethical standards. In addition, she would sympathize with the NEC Way and act with strong will to realize it, and she has extensive experience and deep insight relating to global corporate strategies, corporate governance and diversity. Although she has never been involved in management of stock companies or membership companies, the Company has judged that she can perform the duties as Outside Director based on her abundant experience of serving in the positions of outside directors. The Company expects her to supervise the business execution and offer provide on management based on her extensive experience and deep insight especially relating to such areas as diversity, global business, risk management and sustainability (including ESG).

Notice relating to Independence of Candidate for Outside Director:

•  The Company has notified the Tokyo Stock Exchange, on which the Company lists its shares, of him as an independent Director.

•  The total amount of transactions between Hitotsubashi University , where she serves as Professor, Graduate School of Business Administration, and the Company is less than 1% compared with Net Sales of Hitotsubashi University and the ordinary revenue of the Company for the past 3 fiscal years.

Notes:	1.	“Number of the Company’s shares Held” indicates the number of shares held as of March 31, 2021.

	2.	The Company has entered into agreements with Messrs. Kaoru Seto, Masatoshi Ito, Kuniharu Nakamura and Jun Ohta and Ms. Noriko Iki to limit their liabilities as stipulated in 427 (1) of the Company Law (the “Liabilities Limitation Agreements”) pursuant to Article 24 of the Company’s Articles of Incorporation. When Ms. Christina Ahmadjian is elected as a Director of the Company, the Company will enter into the Liabilities Limitation Agreements with him. The outline of the Liabilities Limitation Agreements is to limit their liabilities as stipulated in Article 423 (1) of the Company Law to the higher amount of 20 million yen or the amount provided in the Company Law and the Regulation for Enforcement of the Company Law on the condition that they perform their duties as Directors in good faith and without gross negligence.

	3.

The Company has entered into a D&O (directors, corporate auditors and officers) liability insurance contract as stipulated in Article 430-3 (1) of the Companies Act with an insurance company, under which the candidates for Director other than Ms. Christina Ahmadjian are the insured. In addition, when Ms. Christina Ahmadjian is elected as a Director of the Company, she will also become the insured of the insurance contract. The outline of the insurance contract is as described in “3. (5) ‘Outline of D&O Liability Insurance Contract ’” in the Business Report. The Company plans to renew the insurance contract with substantially the same contents in October 2021.

	~~4~~.

Japan Airlines Co., Ltd. (“JAL”), where Mr. Masatoshi Ito serves as Outside Director, received a business improvement order concerning assurance of safety in air transportation by the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) due to safety concerns raised by an alcohol-related incident by a flight crew and the change of the number of assigned flight crew on December 21, 2018. In addition, JAL received a business improvement advisory concerning assurance of safety in air transportation by MLIT against an alcohol-related incident by a cabin attendant on January 11, 2019. Furthermore, JAL was once again issued a business improvement order concerning assurance of safety in air transportation due to insufficiencies in JAL’s flight crew management and its safety management system on October 8, 2019. Although Mr. Masatoshi Ito had no knowledge of the aforementioned problems until they were brought to light, he had been providing suggestions based on his perspective of legal compliance at JAL’s meetings of the Board of Directors and other venues. Moreover, after becoming aware of the aforementioned incidents, he has been fulfilling his duties such as by calling for a thorough investigation of the relevant facts and for the formulation of measures to prevent recurrence.

Proposal No. 2: Election of one (1) Audit & Supervisory Board Member (KANSAYAKU)

Upon the close of the Meeting, the term of office of Mr. Hajime Kinoshita as Audit & Supervisory Board Member (KANSAYAKU) will expire. It is proposed that one Audit & Supervisory Board Member (KANSAYAKU) be elected. The consent of the Audit & Supervisory Board (KANSAYAKU-KAI) for this Proposal has been obtained.

The candidate for Audit & Supervisory Board Member (KANSAYAKU) is as follows:

Name (Date of Birth)	Brief Employment History		Number of the Company’s Shares Held
Nobuhiro Odake (August 12, 1959) * New candidate * Male	April 1982 April 2009 April 2012 April 2016 April 2018	Joined the company General Manager, Software Purchasing Division Senior Vice President Executive Vice President (until April 2018) Executive Vice President and Member of the Board, NEC Platforms, Ltd. (to present)	3,100

Reasons for Nomination of a Candidate:

He has extensive experience and sufficient performance records relating to the NEC Group’s business, having had been engaged in the material procurement at the Company’s corporate departments, its business units and its overseas subsidiaries, and in the company-wide supply chain strategies as Executive Vice President for many years, and afterwards, having been supervising the business units of NEC Platforms, Ltd. as Executive Vice President, Member of the Board of the said company. The Company has nominated him as a candidate for Audit & Supervisory Board Member (KANSAYAKU) considering that he is appropriate to audit and supervise the execution of Directors by his extensive experience and knowledge.

Notes:	1.	Number of the Company’s shares Held” indicates the number of shares held as of March 31, 2021.

	2.	The Company has entered into D&O (directors, corporate auditors and officers) liability insurance as stipulated in Article 430-3 (1) of the Companies Act with an insurance company. Although Mr. Nobuhiro Odake is the insured under the insurance contract because he is a director of a subsidiary of the Company, when he is elected as an Audit & Supervisory Board Member (KANSAYAKU), he will become the insured of the insurance contract as an Audit & Supervisory Board Member (KANSAYAKU). The outline of the insurance contract is as described in “3. (5) ‘Outline of D&O Liability Insurance Contract’” in the Business Report. The Company plans to renew the liability contract with substantially the same contents in October 2021.

(Reference: “Independence Criteria for Outside Directors and Outside Audit & Supervisory Board Members (KANSAYAKU)”):

The Company declares that an Outside Director and an Outside Audit & Supervisory Board Member who is not fallen under any of the following description is independent of the Company.

1.

Presently or at any time within the past three years, any of his or her relative within the second degree of relationship holds or held a position equal to or higher than a general manager at the Company or the Company’s Group subsidiary.

2.

Presently or at any time within the past three years, the person is or was a person executing the operations (“executing person”) of a major business partner*1, or any of his or her relative within the second degree of relationship is or was an executing person at a major business partner (if such a person holds or held a position equal to or higher than a position equivalent of a general manager at the Company).

3.

In any one of the past three fiscal years, the person or any of his or her relative within the second degree of relationship has received financial compensation of 10 million yen or more (excluding remuneration for Directors or Audit & Supervisory Board Members (KANSAYAKU)) from the Company.

4.	Presently or at any time within the past three years, the person or any of his or her relative within the second degree of relationship has belonged to the Accounting Auditors of the Company.

5.

Presently or at any time within the past three years, the person or any of his or her relative within the second degree of relationship has been an executing person of an organization that has received a significant amount of donation from the Company.*2

*1	Major business partner:

1.

A business partner with the total amount of transactions with the Company (consideration for offering products/services and procurements) exceeding 2% of sales of the Company or such business partner; or,

2.	A business partner to whom the Company owes the average annual amount exceeding 2% of total assets of the Company.

*2	Organization that has received a significant amount of donation from the Company:

An organization that has received from the Company a significant amount of donation exceeding the greater of 10 million yen, or 2% of the gross income of such organization, in any one of the past three fiscal years.

BUSINESS REPORT

(For the period from April 1, 2020 to March 31, 2021)

1.	Review of Operations

(1)	Development and Results of Operations of the NEC Group

Overview

The world economy and the Japanese economy during the fiscal year ended March 31, 2021 both deteriorated significantly during the first quarter due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of the novel coronavirus infections. Although the economy picked up slightly after the second quarter of the fiscal year ended March 31, 2021, it still remained slow.

Under these business conditions, the NEC Group worked on measures that included the “Reform of profit structure”, the “Achievement of growth” and the “Restructuring of execution capabilities”, as outlined in the “Mid-term Management Plan 2020” announced in January 2018.

In terms of the “Reform of profit structure”, the NEC Group curbed unprofitable projects and low-profit projects that have traditionally been a factor in reducing profits, in addition to deconsolidation by selling a majority of the shares of NEC Display Solutions, Ltd., a subsidiary of the Company. Moreover, NEC Energy Solutions, Inc, a U.S.-based subsidiary responsible for the electricity storage system business, has promoted business portfolio reforms such as the reduction of business through the suspension of new orders, and as part of minimizing the impact of the novel coronavirus infections on business performance, the NEC Group is reviewing and thoroughly reducing costs, actively cultivating new business opportunities under the “new normal”, promoting asset reduction, such as the sale of land at the Sagamihara Plant and the sale of shares, and responding quickly and flexibly to rapidly changing business environments, while enhancing its ability to operate business in a stable manner.

As for the “Achievement of growth,” the NEC Group has been promoting the integration of business operations of Northgate Public Services Limited and KMD A/S into the NEC Group, which were acquired after 2018, and further acquisitions by both companies have strengthened the NEC Group’s global digital government business. Furthermore, in December 2020, the NEC Group entered the digital finance field globally through the acquisition of Avaloq Group AG, a major Swiss financial software company.

In the 5th generation mobile communication system (5G) domain, the provision of base stations to telecommunications carriers is in full swing, and in addition, strategic collaboration with various partners is being promoted. In June 2020, the Company agreed with Rakuten Mobile, Inc. to jointly develop a standalone 5G core network ranging from RAN to core network based on 5G communication technology. Furthermore, the Company agreed with Nippon Telegraph and Telephone Corporation (“NTT Corporation”) on a capital and business alliance aimed at joint research and development of ICT products utilizing innovative optical and wireless technologies and global expansion, while also strengthening the medium to long-term business promotion system. In addition, in November 2020, the NEC Group established an Open RAN business development base in the United Kingdom and is participating in the UK Government-led demonstration project “NeutrORAN” utilizing 5G Open RAN, while also expanding activities for international growth.

Moreover, as the novel coronavirus infections continued to spread worldwide, from July 2020, five major airports in Hawaii, U.S.A., began introducing infectious disease control solutions from the NEC Group that combine biometrics and video analysis technologies with thermal cameras in order to realize safe and secure travel for tourists and business travelers and safety measures for local residents.

Regarding the “Restructuring of execution capabilities”, the NEC Group took measures to create customer value by utilizing the latest technology and worked on reforms to maximize the power of its employees. As part of creating customer value utilizing the latest technology, In September 2020, BIRD INITIATIVE, Inc. was established by six companies in different industries, including the Company, in order to carry out new businesses such as research and development related to digital technology, contract research, consulting, and investment by utilizing a new research and development mechanism called “co-creation R&D” in which issues and technologies are brought together by industry, government and academia for research and development. Next, as a reform to maximize the power of employees, the “NEC Way” was revised in April 2020, in order to clarify the significance of the company’s existence and show the connection between the company’s positions and each person’s values and actions as an axis that all NEC Group employees should share. In July 2020, The NEC Group started a digital office project to support new ways of working with digital transformation (DX), and the Company has launched a variety of system demonstration experiments using digital technologies, such as biometric authentication and video analytics, at NEC headquarters. In addition, in order for employees with diverse values and lifestyles to continue to grow and work with peace of mind, in October 2020, the Company established NEC Life Career, Ltd., to support the independent career development of employees and ensure the placement of the right people in the right places at the right time.

The NEC Group recorded consolidated revenue of 2,994.0 billion JPY for the fiscal year ended March 31, 2021, a decrease of 101.2 billion JPY (3.3%) year-on-year. This decrease was mainly due to decreased revenue in the Public Solutions business, the Enterprise business, and the Global business, despite increased revenue in the Network Services business and Public infrastructure business.

Regarding profitability, operating profit improved by 26.2 billion JPY year-on-year, to an operating profit of 153.8 billion JPY, mainly due to improving profitability by reducing unprofitable projects and improvement in selling, general and administrative expenses from expenditure efficiency, in addition to improvement in other operating income from gain on sales of land and gain on sales of subsidiaries, despite decreased revenue. Adjusted operating profit improved by 32.4 billion JPY year-on-year, to an adjusted operating profit of 178.2 billion JPY.

Profit before income taxes was a profit of 157.8 billion JPY, a year-on-year improvement of 33.9 billion JPY, mainly due to improved operating profit.

Net profit attributable to owners of the parent was a profit of 149.6 billion JPY, an improvement of 49.6 billion JPY year-on-year. This was primarily due to improved profit before income taxes. Adjusted net profit attributable to owners of the parent improved by 54.2 billion JPY year-on-year, to an adjusted net profit attributable to owners of the parent of 165.4 billion JPY.

For this Business Period, the Company declared an annual dividend of 90 yen per share of common stock (interim dividend of 40 yen per share).

Review of Operations by Segments and Major Business

The NEC Group’s primary business consists of five segments: the Public Solutions, Public Infrastructure, Enterprise, Network Services and Global Businesses. The followings are major services and products, and a review of the financial results for each segment of the NEC Group for this Business Period.

Note:

In line with the shift to a new performance management system and a new organization structure effective as of April 1, 2020, the Company has revised its segments from the first quarter of this Business Period. Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged, however, the sales revenue of products and services are currently recorded in the business unit providing products and services to a customer, which is an important change. Along with this, the “System Platform” segment is no longer an operating segment. Figures for the previous fiscal year have been restated to conform with the new segments.

Public Solutions Business

Major Services and Products

• Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment

Examples of Solutions by Business Sector / Industry

•   Public:   Firefighting Command, Firefighting Emergency Radio Systems, Disaster Prevention Systems, Traffic Control Systems, Railroad Communication Systems, Local Government Systems, Electric Power Provider Systems

•   Healthcare: Electric Medical Record Systems, Regional Healthcare Information Network

•   Regional Industries: Backbone Systems

In the Public Solutions business, revenue was 425.1 billion JPY, a decrease of 53.3 billion JPY (-11.1%) year-on-year, mainly due to decreased sales in sectors that include healthcare and regional industries, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) improved by 5.1 billion JPY year-on-year, to an adjusted operating profit of 39.4 billion JPY, mainly due to improving profitability, including reducing unprofitable projects.

Public Infrastructure Business

Major Services and Products

• Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment

Examples of Solutions by Business Sector / Industry

•      Government: Social Security and Tax Systems, Fingerprint Identification Systems, Air Traffic Control Systems, Satellite Communications / Earth Observation, Field Communication Systems, School / Education Systems, Postal Operator Systems

•   Media: TV Program Production / News Production / Transmission Systems, Digital TV Transmitters

In the Public Infrastructure business, revenue was 692.9 billion JPY, an increase of 14.1 billion JPY (+2.1%) year-on-year, mainly due to increased sales in the government sector, mainly from PCs for educational institutions on the back of the Japanese government’s GIGA school initiative.

Adjusted operating profit (loss) worsened by 4.8 billion JPY year-on-year, to an adjusted operating profit of 59.4 billion JPY, mainly due to decreased profit at consolidated subsidiaries despite increased profit in the government sector from increased sales.

Enterprise Business

Major Services and Products

• Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment

Examples of Solutions by Business Sector / Industry

•      Manufacturing: Global SCM Systems, Product Lifecycle Management Systems, Production Management Systems, Sales Management Systems

•   Retail and Services: Retail Systems for Stores and Head Offices, Logistics Management Systems

•      Finance: Bank Settlement Systems, Bank Business Branch Systems, Insurance and Securities Infrastructure Systems, Insurance and Securities Channel Systems

In the Enterprise business, revenue was 503.1 billion JPY, a decrease of 46.7 billion JPY (-8.5%) year-on-year, mainly due to reduced IT investments in the manufacturing, retail and service sectors, in addition to decreased sales of large-scale projects as compared with the previous year and reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 3.9 billion JPY year-on-year, to an adjusted operating profit of 48.2 billion JPY, mainly due to decreased sales, despite reducing unprofitable projects.

Network Services Business

Major Services and Products

•   Network Infrastructure

Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches

•   Systems Integration (Systems Implementation, Consulting)

•   Services & Management

OSS (Operation Support System / BSS (Business Support System), Services / Solutions

In the Network Services business, revenue was 538.8 billion JPY, an increase of 56.1 billion JPY (+11.6%) year-on-year, mainly due to an increase in sales in the mobile network domain and fixed network domain on the back of 5G adoption by telecom operators.

Adjusted operating profit (loss) improved by 10.6 billion JPY year-on-year, to an adjusted operating profit of 41.2 billion JPY, mainly due to increased sales.

Global Business

Major Services and Products

•   Safer Cities (Public Safety, Digital Government, Digital Finance)

•   Software Services for Service Providers

OSS / BSS

•   Network Infrastructure

Submarine Systems (Submarine Cable Systems, Ocean Observation Systems), Wireless Backhaul

•   System Devices

Displays, Projectors

•   Energy Storage Solutions

In the Global business, revenue was 450.0 billion JPY, a decrease of 43.1 billion JPY (-8.7%) year-on-year, mainly due to decreased sales in the display area, the de-consolidation of subsidiaries in the display area and decreased sales in the wireless backhaul area, despite increased sales of submarine systems and safer cities resulting from the consolidation of Avaloq Group AG.

Adjusted operating profit (loss) improved by 10.7 billion JPY year-on-year, to an adjusted operating profit of 7.5 billion JPY, mainly due to gain on the sale of shares of subsidiaries, in addition to improved profitability in the business for service providers and safer cities, as well as increased sales of submarine systems.

(2)	Capital Expenditures of the NEC Group

The total capital expenditures of the NEC Group amounted to 57.6 billion yen during this Business Period. Major capital expenditures include investment in equipment related to 5th generation system, equipment for development and production of defense system and satellite system, equipment related to cloud services, equipment related to smart infrastructure and equipment for development of software products.

In addition, in order to effectively utilize management resources and strengthen its financial position, the Company sold the land of Sagamihara Plant (Chuo-ku, Sagamihara-shi, Kanagawa Prefecture) in October 2020. The land is in continuous use through the leaseback after the sale.

(3)	Research and Development of the NEC Group

The main achievements in research and development of the NEC Group for this Business Period are as follows:

(i)	Development of AI technology that automates teaching and facilitates introduction and use of robots

The Company developed a “goal-oriented task planning technology,” an AI (Artificial Intelligence) technology to control robots. On-site workers only have to provide the goal of operations, and then the technology automatically establishes operational procedures for robots by calculating behaviors that would be most efficient and safe. The use of this technology will automate the teaching to robots (designing of a set of operational procedures to achieve the goal of operations, and preparation and establishment of control instructions to operate robots according to the operational procedures), which has been dependent on experts’ labor, and help drastically shorten the time required for robot operation.

With this technology, the Company will support the introduction and use of robots at sites that are prone to frequent changes in operations and operational environment, such as in the warehousing and manufacturing industries, to help resolve labor shortages at these sites.

(ii)	Development of AI “learning-based media transmission control technology” that enables advanced remote monitoring of vehicles

The Company developed “learning-based media transmission control technology,” an AI technology that transmits video from an in-vehicle camera to a remote location such as a monitoring center to support safe autonomous driving. The technology automatically adjusts the area of interest in the video that would be necessary for the prediction of dangers in driving, such as oncoming vehicles, pedestrians, and traffic lights, to the optimum image quality for transmission and scales down significantly the amount of transmitted data. The use of this technology enables real time, stable transmission of high-accuracy video data recorded by in-vehicle cameras even while driving, when image noise and communication latency easily occur.

The Company plans to commercialize a solution that monitors the conditions of both the interior and exterior of a vehicle based on this technology within the fiscal year ending March 31, 2022. Through providing this solution, the Company will contribute to advancements in the remote monitoring of autonomous driving for automobiles.

(iii)	Development of a technology that visualizes crowd density in real time using video analysis

To contribute to preventing the spread of the novel coronavirus infections, the Company developed a social distancing detection technology that visualizes crowd density in real time without identifying individuals. The technology analyzes videos from the cameras installed at places where people frequently gather, such as public facilities including airports and train stations, and stores. Maintaining distance between people is important to prevent the spread of the novel coronavirus infections. By using this technology, crowd density can be quantified and visualized in real time, which encourages managers and users of facilities to avoid crowding.

By providing a solution based on this technology and other video analysis technologies, the Company will contribute to the safety and security of society.

(4)	Financing Activities of the NEC Group

In April, 2020 the Company issued Unsecured Straight Bonds, aggregate notional amount 35 billion yen, for the purpose of funding the scheduled redemption of the outstanding straight bonds.

In addition, the Company conducted issuance of new shares and disposition of treasury stock by way of third-party allotment during this Business Period with details as shown below.

Allottee	Class and number of shares to be allotted		Total of paid-in amount	Payment date
Nippon Telegraph and Telephone Corporation	Common stock (Breakdown) Issuance of new shares Disposition of treasury stock	13,023,600 shares 12,376,600 shares 647,000 shares	64,466,820,000 yen	July 10, 2020

(5)	Material Reorganization, etc.

(i) In order to focus on its social solutions business, on November 1, 2020, the Company transferred approximately 66% of shares issued by NEC Display Solutions, Ltd. (currently, Sharp NEC Display Solutions, Ltd.) to Sharp Corporation. As a result of the transfer, NEC Display Solutions, Ltd., which was a consolidated subsidiary of the Company, became an affiliated company accounted for using the equity method.

(ii) In order to globally promote business participation in the digital finance field and to strengthen businesses in the digital government field, on December 22, 2020, the Company has acquired WP/AV CH Holdings I B.V., a holding company of Avaloq Group AG, a Swiss major financial software company. As a result of the acquisition, the companies became consolidated subsidiaries of the Company.

(6)	Challenges to be Addressed by the NEC Group

To realize its Purpose, the NEC Group formulated in May 2021 the “Mid-term Management Plan 2025” with the fiscal year ending March 31, 2026 as its final year. Under the Mid-term Management Plan, Directors, corporate officers and employees will strive as one to achieve “(i) Purpose”, “(ii) Strategies” and “(iii) Culture” as its management policies.

(i) Purpose

In the “NEC Way” the NEC Group defines its Purpose as creating the social values of safety, security, fairness and efficiency to promote a more sustainable world where everyone has the chance to reach their full potential. As a corporate group seeking to create social values, the NEC Group will aim to realize it by “Seize the Future Together” with society and customers. To that end, the NEC Group formulated the “NEC 2030VISION”, which explains what the NEC Group wants to achieve by 2030.

NEC 2030VISION

[Environment]

•   Bringing people together and filling each day with inspiration

[Society]

•   Nurturing prosperous cities with inclusive and harmonious societies

•   Creating sustainable societies by shaping new industries and workstyles

•   Sharing hopes that transcend time, space, and generational boundaries

[Life]

•   Living harmoniously with the earth to secure the future

(ii) Strategy

By converting NEC Group’s advantage of capabilities in technology into customer value, the NEC Group will achieve growth by “Focusing on our global business pillars”, “Transforming our IT business in Japan” and “Creation of future growth”.

With regard to “Focusing on our global business pillars”, business growth will be sought by “Digital Government/Digital Finance Business” and “Global 5G Business” as focus areas. First, in the “Digital Government/Digital Finance Business”, the NEC Group aims to achieve business growth by ensuring the growth of European companies acquired in and after 2018, and deriving business synergies from the initiatives in the fusional area of government and finance and from the acquisition of new business opportunities from customers in different industries. Next, as for the “Global 5G Business”, with the advantage of strength in its high quality and technological capabilities such as for small-size and light-weight products, the NEC Group will expand its business in the hardware domains from the previous base stations hardware business to the global Open RAN business, and eventually to the field of software such as 5G core networks and OSS/BSS, aiming to become a leading vendor in the global market.

As for the “Transforming our IT business in Japan”, the NEC Group will transform its operations that were previously customized vertical according to industry types and customers to the cross industry solutions. Specifically, through furthering collaboration with ABeam Consulting Ltd., which is a subsidiary of the Company, the Company will achieve providing customers with a one-stop service from consultation to maintenance and operation. In addition, technologies in which the NEC Group excels, such as biometric authentication and AI, will be applied to address societal needs in order to achieve growth in the field of advanced digital transformation (DX), including digital government and super cities concepts. In addition, the NEC Group will improve profitability and strengthen its competitiveness through the sharing of infrastructure technology, establishing models and tools necessary for making accurate solution proposals, and enhancing product lineups through allying with other companies.

As for the “Creation of future growth”, the NEC Group will work to create new growth businesses to realize the “NEC 2030VISION” by combining factors including its disruptive technologies (unique technologies that could disrupt current business models) and business development capabilities strengthened through the establishment of dotData, Inc. in the U.S. and other companies’ knowhow

With regard to financial strength, the prerequisite for implementing and supporting these growth strategies, the NEC Group will continue to emphasize growth investment in its capital allocation, and will build robust financial measurement methodologies to support future growth investment.

(iii) Culture

In order to realize its Purpose, as highly-motivated employees are indispensable, the NEC Group will aim to transform itself into an “Employer of Choice”. For transformation, the Company will work on three initiatives, namely, “Transformation of people and culture”, “Establishment of business infrastructure” and “Creating a shared vision for brighter future”.

In terms of the “Transformation of people and culture”, the Company will heighten employees’ engagement and implement measures for improving productivity and generating innovation. Specifically, through active appointment and systematic development of diverse human resources, including women and non-Japanese employees, the NEC Group will accelerate diversity. In addition, in order to allow diverse talent to further achieve high productivity and demonstrate creativity, the NEC Group takes steps to establish operational infrastructure for the personnel system such as providing a wider range of options in workstyles.

As for the “Establishment of business infrastructure”, the NEC Group will further promote the use of shared service of common operations which have been underway, and reform its business processes, systems and IT in a unified manner. Specifically, the Company will build an advanced business base that maximizes use of data, by shifting core systems to a cloud-based one from the perspective of optimization for the entire NEC Group, redesigning business processes and systems, as well as utilizing technologies such as AI.

Lastly, with regard to the “Creating a shared vision for brighter future”, we will actively announce the “NEC 2030VISION” to society and customers to promote a better understanding of the future society envisioned by the NEC Group and accelerate creation of new social values.

Through these measures, the NEC Group aims to achieve revenue of 3.5 trillion yen, adjusted operating profit of 300 billion yen (ratio to revenue: 8.6%), adjusted net profit of 185 billion yen (ratio to revenue: 5.3%), and EBITDA of 450 billion (ratio to revenue: 12.9%) in the fiscal year ending March 31, 2026.

In order to minimize risks in the NEC Group and society and maximize social value created by the NEC Group, the Company identified “materiality”, comprising priority management themes from an ESG (environment, society and governance) perspective, in July 2018. In April 2020, within the “NEC Way” a common set of values that form the basis for how the entire NEC Group conducts itself, the Company clarified the “Purpose” and “Principles” representing why and how as a company, the NEC Group conducts its business. The Company has been working to put “materiality” into practice based on this thinking.

In formulating the “Mid-term Management Plan 2025” the NEC Group once again identified priority management themes to be addressed in an effort to strengthen foundations for sustainability-oriented management. The themes identified were “climate change (decarbonization)”, “security (information security and cyber security)”, “AI and human rights”, “human resources development”, “corporate governance”, “supply chain sustainability” and “compliance”.

To promote the sustainable growth of society and the NEC Group, the NEC Group will engage in dialogue with diverse stakeholders, including customers, and contribute to the achievement of the Sustainable Development Goals (SDGs) set by the United Nations.

(7)	Changes in the Results of Operations and the Financial Position

(i)	Changes in the Results of Operations and the Financial Position (Consolidated)

(IFRS)	(In billions of yen except per share figures)
Fiscal Year Indices	Fiscal Year ended March 31, 2018 (180th Business Period)	Fiscal Year ended March 31, 2019 (181st Business Period)	Fiscal Year ended March 31, 2020 (182nd Business Period)	Fiscal Year ended March 31, 2021 (183rd Business Period)
Revenue	2,844.4	2,913.4	3,095.2	2,994.0
Operating Profit (loss)	63.9	57.8	127.6	153.8
Income (loss) before income taxes	86.9	77.3	124.0	157.8
Net profit (loss) attributable to owners of the parent	45.9	39.7	100.0	149.6
Basic earnings per share (yen)	176.54	152.75	385.02	557.18
Total assets	2,821.4	2,963.2	3,123.3	3,668.6
Equity attributable to owners of the parent	880.8	858.9	910.7	1,308.2

Notes: 1.

“Basic earnings per share” is adopted International Accounting Standard (IAS) 33 regarding “Earnings per Share” and calculated based on the weighted-average number of shares outstanding during each period.

2.

The Company implemented share consolidation with a ratio of 10 shares of common share to 1 share as of October 1, 2017. The above Basic earnings per share is calculated assuming that the share consolidation was carried out at the beginning of the 180th business period.

3.

As the provisional accounting treatment for KMD A/S acquired in the fiscal year ended March 31, 2019 is settled during the fiscal year ended March 31, 2020, the corresponding figures in the fiscal year ended March 31, 2019 have been retrospectively adjusted.

(ii)	Changes in the Results of Operations and the Financial Position (Non-consolidated)

	(In billions of yen except per share figures)
Fiscal Year Indices	Fiscal Year ended March 31, 2018 (180th Business Period)	Fiscal Year ended March 31, 2019 (181st Business Period)	Fiscal Year ended March 31, 2020 (182nd Business Period)	Fiscal Year ended March 31, 2021 (183rd Business Period)
Net sales	1,574.4	1,654.2	1,789.7	1,705.5
Ordinary income (loss)	13.3	35.6	64.5	66.3
Net income (loss)	34.0	21.6	38.8	164.4
Net income (loss) per share (yen)	130.71	83.17	149.60	612.27
Total assets	2,057.1	2,129.9	2,100.2	2,396.1
Net assets	718.9	720.6	719.4	928.9

Notes:	1.	“Net income (loss) per share” is calculated based on the weighted-average number of shares outstanding during each period.

	2.	The Company implemented share consolidation with a ratio of 10 shares of common share to 1 share as of October 1, 2017. The above Net income (loss) per share is calculated assuming that the share consolidation was carried out at the beginning of the 180th business period.

(8)	Parent Company and Principal Subsidiaries

(i)	Parent Company

The Company has no parent company.

(ii)	Principal Subsidiaries

Name of Subsidiary	Capital	Shareholding Ratio	Main Business
	(In millions of yen)	(%)
NEC Platforms, Ltd.	10,332	100	Development, manufacture, sale and maintenance of information and communications systems equipment etc., and provision of systems integration services etc.
NEC Fielding, Ltd.	9,670	100	Installation and maintenance of computers and network systems
NEC Solution Innovators, Ltd.	8,669	100	Provision of systems integration services etc., and development of software
NEC Networks & System Integration Corporation	13,122	38.4	Design, construction and maintenance of information and communications systems, installation of telecommunications systems, and sale of information and communications equipment etc.
Japan Aviation Electronics Industry, Limited	10,690	35.2	Manufacture and sale of connectors and electronic devices for avionics and aerospace

			(%)
Name of Subsidiary	Capital		Shareholding Ratio	Main Business
	(In U.S. dollars	)
NEC Corporation of America (U.S.A.)	27		100	Regional representative and supervising operation in North America, sale of computers-related equipment and communications equipment, and provision of systems integration services etc.
	(In thousands of Sterling pound	)
NEC Europe Ltd. (U.K.)	146,507		100	Regional representative and supervising operation in Europe
	(In thousands of Danish krone	)
KMD A/S (Denmark)	240,000		85.2	Development of software and provision of IT services
	(In thousands of Singapore dollars	)
NEC Asia Pacific Pte. Ltd. (Singapore)	80,280		100	Regional representative and supervising operation in Asia, sale of computers-related equipment and communications equipment, and provision of systems integration services etc.
	(In thousands of U.S. dollars	)
NEC (China) Co., Ltd. (People’s Republic of China)	178,000		100	Regional representative and supervising operation in Greater China
	(In thousands of Brazilian real	)
NEC Latin America S.A. (Brazil)	328,282		100	Regional representative and supervising operation in Latin America, sale of communications equipment, and provision of systems integration services etc.

Notes:	1.	The figure for the Company’s shareholding ratio of NEC Networks & System Integration Corporation shown above does not include 19,200,000 (12.9%) shares that were contributed by the Company as part of employee pension trust. The voting rights of such shares will be exercised at the instruction of the Company pursuant to the terms of the trusts indentures.

	2.	The figure for the Company’s shareholding ratio of Japan Aviation Electronics Industry, Limited shown above does not include 13,800,000 (15.0%) shares that were contributed by the Company as part of employee pension trust. The voting rights of such shares will be exercised at the instruction of the Company pursuant to the terms of the trusts indentures.

	3.	The figure for the Company’s shareholding ratio of KMD A/S is the Company’s shareholding ratio of the special purpose company which the Company established for acquisition of KMD A/S. 14.8% out of total number of the shares issued by the special purpose company held by a shareholder except the Company is non-voting preferred stock, and the Company’s voting ratio to the special purpose company is 100%.

(9)	Principal Offices of the NEC Group, etc.

Head Office	Minato-ku, Tokyo
Branch Divisions	Hokkaido Branch Division (Sapporo)
Tohoku Branch Division (Sendai)
Kanto-Koshinetsu Branch Division (Saitama)
Kanagawa Branch Division (Yokohama)
Tokai Branch Division (Nagoya)
Hokuriku Branch Division (Kanazawa)
Kansai Branch Division (Osaka)
Chugoku Branch Division (Hiroshima)
Shikoku Branch Division (Takamatsu)
Kyushu Branch Division (Fukuoka)

Plants	Tamagawa Plant (Kawasaki)
Fuchu Plant (Fuchu, Tokyo)
Sagamihara Plant (Sagamihara)
Abiko Plant (Abiko)

Domestic Manufacturing Center	Japan Aviation Electronics Industry, Limited (Akishima, etc.)
NEC Network and Sensor Systems, Ltd. (Hidaka, etc.)
NEC Platforms, Ltd. (Kofu, etc.)
OCC Corporation (Kitakyushu, etc.)

Overseas Subsidiaries	NEC Corporation of America (U.S.A.)
NEC Europe Ltd. (U.K.)
NEC Asia Pacific Pte. Ltd. (Singapore)
NEC (China) Co., Ltd. (People’s Republic of China)
NEC Latin America S.A. (Brazil)

(10)	Employees

(i)	Employees of the NEC Group

Segment	Number of Employees
Public Solutions	7,000
Public Infrastructure	19,084
Enterprise	6,660
Network Services	10,273
Global	24,124
Others	47,573

Total	114,714

(ii)	Employees of the Company

Number of Employees	Increase (Decrease) from March 31, 2020	Average Age	Average Years of Employment
20,589	498	43.7	18.9

Note: The number of employees does not include 44 persons serving as Directors and/or Senior Vice Presidents.

(11)	Major Borrowings

(In millions of yen)
Creditors	Balance of Borrowings
Sumitomo Mitsui Banking Corporation	113,075
Sumitomo Mitsui Trust Bank, Limited	55,497
MUFG Bank, Ltd.	39,401
Development Bank of Japan Inc.	39,014
Mizuho Bank, Ltd.	36,511

2.	Matters related to the Company’s stock

(1) Total Number of Authorized Shares	750,000,000 shares

(2) Total Number of Shares Issued	272,849,863 shares (including treasury stock of 8,870 shares)

(3) Number of Shareholders	153,072

(4) Major Shareholders (Top 10)

	(In thousands of shares)
Name of Shareholders	Number of Shares Held	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	24,945	9.14
Custody Bank of Japan, Ltd. (Trust Account)	16,606	6.09
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	13,023	4.77
STATE STREET BANK WEST CLIENT – TREATY 505234	5,649	2.07
Sumitomo Life Insurance Company	5,600	2.05
Custody Bank of Japan, Ltd. (Trust Account No.7)	5,381	1.97
NEC Employee Shareholding Association	4,231	1.55
GOVERNMENT OF NORWAY	4,158	1.52
Custody Bank of Japan, Ltd. (Trust Account No.5)	3,895	1.43
Custody Bank of Japan, Ltd. (Trust Account No.4)	3,604	1.32

Note:	The shareholding ratio is calculated by excluding the number of treasury stock (8,870 shares).

(5)	Classification of Shareholders

Classification of Shareholders	Shareholding Ratio (%)
Japanese government and local governments	0.00
Financial Institutions	31.57
Securities Companies	2.44
Other Companies	7.01
Foreign Investors	39.57
Japanese Individuals and Others	19.41

Total	100

(6)	Stock granted to Directors and Audit & Supervisory Board Members (KANSAYAKU) as compensation for performance of duties during this Business Period

No stock was granted to Directors and Audit & Supervisory Board Members (KANSAYAKU) during this Business Period as stock compensation.

(7)	Other important matters related to the Company’s stock

(i)    As a result of the issuance of new shares by way of third-party allotment on July 10, 2020, the total number of shares issued increased by 12,376,600 shares.

(ii)    The Company has introduced a performance-based stock compensation plan for Directors (excluding Outside Directors) in accordance with a resolution of the 179th Ordinary General Meeting of Shareholders held on June 22, 2017, and the plan has been partly amended in accordance with a resolution of the 181st Ordinary General Meeting of Shareholders held on June 24, 2019. And the Company has introduced a fixed stock compensation plan for Directors (excluding Outside Directors) in accordance with a resolution of the 181st Ordinary General Meeting of Shareholders held on June 24, 2019.

(iii)    In addition to above (ii), the Company has introduced a performance-based stock compensation plan for corporate officers and a part of employees of the Company.

As of March 31, 2021, a total of 346,700 of the Company shares are held in a trust account related to a share settlement trust whose beneficiaries are eligible persons under the plan (including eligible persons under the stock compensation plan above (ii)).

<Reference> Policy on Strategic Shareholdings of the Company and Current Status

(i) Policy on Strategic Shareholdings

The Company does not hold shares of other listed companies for the purpose of strategic shareholdings in principle. But the Company exceptionally holds shares of other company as strategic shareholding if the Company judges that it is necessary for business cooperation with other company and business relationship with investee. The Board of the Directors of the Company assesses the rationale of each individual strategic shareholding from a comprehensive perspective, taking into consideration the necessity to hold shares and the returns from such strategic shareholdings based on the Company’s cost of capital. The Company sells such individual strategic shareholding which the rationality to hold is not confirmed as the result of the assessment.

When exercising voting rights, the Company examines various factors, such as whether it will contribute to enhancement of the mid- to long-term corporate values of issuers, as well as whether it will be in the interest of the NEC Group.

(ii) Number of Strategic Shareholdings and Total Carrying Value on Balance Sheet

	(In billions yen for total carrying value on the balance sheet)
Fiscal Year Category	Fiscal Year ended March 31, 2019 (181st Business Period)	Fiscal Year ended March 31, 2020 (182nd Business Period)	Fiscal Year ended March 31, 2021 (183rd Business Period)
Number of issues	340	327	271
Number of issues of listed companies included in above	118	108	63
Total carrying value on the balance sheet	156.7	125.4	105.4
Total carrying value on the balance sheet of shares of listed companies included in above	125.2	91.3	72.6

3.	Matters related to Directors and Audit & Supervisory Board Members (KANSAYAKU)

(1)	Name, Position at the Company, Responsibility and Important Concurrent Positions of Directors and Audit & Supervisory Board Members (KANSAYAKU)

Name	Position at the Company	Responsibility and Important Concurrent Position
Nobuhiro Endo	Chairman of the Board (Non-Executive Director )	Outside Director, Tokio Marine Holdings, Inc. Outside Director, Sumitomo Dainippon Pharma Co., Ltd. Outside Director, Japan Exchange Group, Inc.

Takashi Niino	President (Representative Director)	CEO (Chief Executive Officer) Management of the Company’s business, corporate auditing and export & import trade control

Takayuki Morita	Senior Executive Vice President and Member of the Board (Representative Director)

CFO (Chief Financial Officer)

Corporate strategy, corporate alliance, financial process, corporate controller and corporate finance / Important matters relating to operational reforms Director, Japan Aviation Electronics Industry, Limited

Norihiko Ishiguro	Senior Executive Vice President and Member of the Board	Global business strategy/ Important matters relating to external relations

Hajime Matsukura	Executive Vice President and Member of the Board	CHRO (Chief Human Resources Officer) NEC Group culture transformation, corporate communications, external relations, people and organization development, human resources and general affairs

Motoo Nishihara	Executive Vice President and Member of the Board	CTO (Chief Technology Officer) Research and Development

Kaoru Seto	Member of the Board	Special Adviser, YAMATO HOLDINGS CO., LTD. Outside Director, RICOH LEASING COMPANY, LTD.

Noriko Iki	Member of the Board	President, Japan Institute for Women’s Empowerment & Diversity Management Outside Director, NIPPON STEEL CORPORATION

Masatoshi Ito	Member of the Board	Chairman of the Board, Ajinomoto Co., Inc. Outside Director, Japan Airlines Co., Ltd.

Kuniharu Nakamura	Member of the Board	Chairman of the Board of Directors, SUMITOMO CORPORATION Outside Director, Shin-Etsu Chemical Co., Ltd.

Jun Ohta	Member of the Board	Director President and Group Chief Executive Officer, SMFG

Hajime Kinoshita	Audit & Supervisory Board Member (KANSAYAKU) (full-time)	—

Isamu Kawashima	Audit & Supervisory Board Member (KANSAYAKU) (full-time)	—

Taeko Ishii	Audit & Supervisory Board Member (KANSAYAKU)	Attorney at Law Outside Director, Sumitomo Metal Mining Co., Ltd. Outside Audit & Supervisory Board Member (KANSAYAKU), DTS CORPORATION

Nobuo Nakata	Audit & Supervisory Board Member (KANSAYAKU)	Attorney at Law Outside Audit & Supervisory Board Member (KANSAYAKU) , Kirin Holdings Company, Limited

Masami Nitta	Audit & Supervisory Board Member (KANSAYAKU)	Certified Public Accountant

Notes:	1.	At the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020, Mr. Jun Ohta was newly elected as Director of the Company.

2.	At the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020, Mr. Masami Nitta was newly elected as Audit & Supervisory Board Member (KANSAYAKU) of the Company.

3.	Messrs. Kaoru Seto, Masatoshi Ito, Kuniharu Nakamura and Jun Ohta and Ms. Noriko Iki are Outside Directors.

4.	Ms. Taeko Ishii and Messrs. Nobuo Nakata and Masami Nitta are Outside Audit & Supervisory Board Members (KANSAYAKU).

5.

The Company has notified Tokyo Stock Exchange, on which the Company lists its shares, of each of Messrs. Kaoru Seto, Masatoshi Ito, Kuniharu Nakamura, Nobuo Nakata and Masami Nitta and Mss. Noriko Iki and Taeko Ishii, as independent Directors / Audit & Supervisory Board Members (KANSAYAKU).

6.	Messrs. Isamu Kawashima and Masami Nitta have considerable expertise in finance and accounting as follows:

Isamu Kawashima	Experience as General Manager of Corporate Controller Division, General Manager of Internal Control over Finance Reporting Division, Director responsible for Corporate Controller and Corporate Finance and CFO (Chief Financial Officer)

Masami Nitta	Extensive auditing experience as a Certified Public Accountant for many years

7.

The names of Director and Audit & Supervisory Board Member (KANSAYAKU) who retired during this Business Period, their position at the time of the retirement and the date and reasons of the retirement are as follows:

Name	Position at the time of retirement	Date of retirement (reason)
Takeshi Kunibe	Member of the Board	June 22, 2020 (expiration)

Kazuyasu Yamada	Audit & Supervisory Board Member (KANSAYAKU)	June 22, 2020 (expiration)

8.	On April 1, 2021, the positions and responsibilities of Directors were changed as follows:

Name	Position after change	Responsibility after change
Takashi Niino	Vice Chairman of the Board (Representative Director)	Matters relating to corporate management policy/ Important matters relating to strengthen NEC Group’s Corporate Governance

Takayuki Morita	President (Representative Director)	CEO (Chief Executive Officer) Management of the Company’s business/ Important matters relating to corporate auditing and export & import trade control

Motoo Nishihara	Executive Vice President and Member of the Board	CTO (Chief Technology Officer) Global Innovation

(2)	Remuneration for Directors and Audit & Supervisory Board Members (KANSAYAKU)

①	Company Policy on Remuneration Determination

(i)	Basic Policy

For the purpose of continuously improving corporate value and strengthening its competitiveness, the Company’s basic policy on the remuneration for Directors and Audit & Supervisory Board Members (KANSAYAKU) is to set the level and system appropriate for a global company which enables the Company to secure excellent human resources and serves as an incentive to improve performance of the NEC Group.

(ii)	Determination of Remuneration Amounts of Directors and Calculation Method

1)	Remuneration for Directors

Remuneration for Directors of the Company consists of basic remuneration, bonuses and stock compensation (the performance-based stock compensation (the “Performance-based Stock Compensation”) and the stock compensation in which stock equivalent to a pre-determined monetary amount is granted (the “Fixed Stock Compensation”)). The policy on the remuneration for Directors and remuneration plan for Directors based on such policy are determined by the resolution of the Board of Directors, based on the results of their deliberation from an objective viewpoint by the Nomination and Compensation Committee, the majority of the members of which are Outside Directors (one of whom is the chairperson).

Basic remuneration

Basic remuneration is fixed-monthly payments.

<Determination Method>

Basic remunerations are determined according to the positions of Directors and the distinction between Inside Director and Outside Director, to the extent of the maximum amount approved at the General Meeting of Shareholders. However, for some Executive Directors, basic remuneration increases or decreases depending on the performance of these individuals in each fiscal year. The Board of Directors determines for each job title the standard amount of basic remuneration and the range of fluctuations.

Bonuses

Bonuses serve as short-term incentives to achieve performance targets in each fiscal year for the sustained growth of the NEC Group. Executive Directors are eligible to receive these bonuses at a certain time every year.

<Determination Method>

The limit for total payments of these bonuses is determined by a resolution of the General Meetings of Shareholders. Individual bonus payments are determined by adjusting the standard bonus amount determined for each job title of Directors to reflect the achievement level of performance targets.

<Links between Remuneration and the NEC Group’s Performance>

Bonuses is calculated based on the achievement level of a performance indicators (NEC Group’s consolidated revenue, operating income and free cash flows) that is regarding the consolidated business results of the NEC Group during the fiscal year and a performance that targets are achieved in the businesses overseen by each Director.

Stock compensation

Stock compensation is granted to Inside Directors and consists of the Performance-based Stock Compensation and the Fixed Stock Compensation.

(a)	Performance-based Stock Compensation

The Performance-based Stock Compensation serves as a mid- to long-term incentive to further raise Directors’ awareness for contribution to improvement in the Company’s mid- and long-term performance and its corporate value, by clarifying the link between remuneration of Directors and the NEC Group’s performance as well as value of Company shares.

<Determination Method>

The Performance-based Stock Compensation is linked to a single fiscal year. Following the end of each applicable fiscal year, the number of points granted to a Director is determined according to job title and the level of achievement of performance targets in the fiscal year. In principle, Directors receive a number of shares corresponding to the number of points after three years from the beginning of the applicable fiscal year.

<Links between Remuneration and the NEC Group’s Performance>

The Performance-based Stock Compensation is calculated based on the achievement level of a performance indicators (NEC Group’s consolidated revenue, adjusted operating profit, adjusted net profit attributable to owners of the parent) that is considering their importance concerning the NEC Group’s mid- to long-term management strategies.

(b)	Fixed Stock Compensation

The Fixed Stock Compensation further clarifies the link between remuneration for Directors and the value of Company shares by increasing the ratio of stock compensation in the remuneration for Directors, and encourage Directors to operate the business with a higher consciousness of the Company’s share price by sharing with shareholders not only the benefits of rising share prices but also the risks associated with falling share prices.

<Determination Method>

The Fixed Stock Compensation applies to the period beginning on the day of each Ordinary General Meeting of Shareholders and ending on the day of the Ordinary General Meeting of Shareholders in the following year. Following the end of this period, Directors receive points corresponding to monetary amounts that do not exceed the limit established by resolutions of the General Meetings of Shareholders. In principle, Directors receive a number of shares corresponding to the number of points after three years from the beginning of the applicable period.

c)	Certain Restrictions of Stock Compensation Plan

Under the stock compensation plan, there are certain restriction provisions. These enable the Company to take action in cases where compliance breaches or inappropriate accounting treatment (including the submission of amended reports and amendment of past financial statements) have been confirmed. In such cases, after deliberation by the Nomination and Compensation Committee and a resolution by the Board of Directors, the Company may withhold all or part of the rights to receive a grant of the Company’s shares prior to the grant of the Company’s shares; or after the grant of the Company’s shares, the Company may demand the return of all or part of the granted shares of the Company (including an amount of cash equivalent to the Company’s shares as liquidated and disposed of paid instead of the Company’s shares).

Notes: 1.	A certain specific portion of the Company shares will be sold on the stock market and cash instead of the shares will be paid in consideration of tax payment at the time of granting shares.

2.

The Performance-based Stock Compensation is performance-linked remuneration described in Article 34 (1) of Corporation Tax Act, and “the defined amount” described in item (iii) (a) 1 of Article 34 (1) of Corporation Tax Act is up to a total of 200,000,000 yen for applicable fiscal year. However, “the defined amount” of the stock compensation that target period beginning April 1, 2018 is up to a total of 200,000,000 yen for three applicable fiscal year.

3.	In order to promote a management improving shareholder value, the Company recommends that Inside Directors purchase the Company shares and keep the shares through the term of office of Directors.

2)	Remuneration for Audit & Supervisory Board Members (KANSAYAKU)

Remuneration for Audit & Supervisory Board Members (KANSAYAKU) is only fixed monthly remunerations and do not include bonuses linked to the business results because the responsibility of Audit & Supervisory Board Members (KANSAYAKU) is to audit execution of Directors’ duty.

Basic remuneration

Basic remuneration is fixed-monthly payments.

<Determination Method>

The fixed monthly remunerations are determined depending on whether he or she is a full-time Audit & Supervisory Board Member or not, to the extent of the maximum amount approved at the General Meeting of Shareholders.

(iii)	Determination Method of Level of Remuneration

In order to ensure objectiveness and properness of the remuneration for Directors and Audit & Supervisory Board Members (KANSAYAKU), the level of the remuneration is determined on the result of the third party’s investigation regarding the remunerations of other companies whose business contents and scale are similar to those of the Company.

(iv)	Policy on Ratio to Remuneration Amounts of Individual Directors

The following table shows the approximate ratio of each type of remuneration to the amounts of remuneration for individual Directors.

	Basic remuneration [Non-performance- based remuneration]	Bonus (Short-term incentive) [Performance-based remuneration]	Stock Compensation
			Performance-based Stock Compensation (Mid- to long-term incentive) [Performance-based remuneration]	Fixed Stock Compensation [Non-performance- based remuneration]
Inside Directors (Executive Directors)	50%	30%	15%	5%
Inside Directors (Non-executive Directors)	80%	0%	15%	5%
Outside Directors	100%	0%	0%	0%

Notes: 1.	The Ratio of Bonus and Performance-based Stock Compensation is calculated based on before reflecting the achievement performance targets.

2.	Performance-based Stock Compensation and Fixed Stock Compensation are defined as Non-monetary compensation.

②	Amounts of Remuneration for this Business Period

Amounts of remuneration for this Business Period are based on the compensation plan determined by the Board of Directors, and went through deliberation by the Nomination and Compensation Committee. The Board of Directors therefore judges that the amounts are in conformity with the Company Policy on Remuneration as described in ① above.

	Basic Remuneration		Bonus		Performance-based stock compensation		Fixed Stock Compensation
	Headcount	Total Amount (In millions of yen)	Headcount	Total Amount (In millions of yen)	Headcount	Cost posting relating to the Stock Compensation (In millions of Yen)	Headcount	Cost posting relating to the Stock Compensation (In millions of Yen)
Directors (of which Outside Directors)	12 (6)	400 (60)	5 (—)	184 (—)	6 (—)	126 (—)	6 (—)	42 (—)
Audit & Supervisory Board Members (KANSAYAKU) (of which Outside Audit & Supervisory Board Members (KANSAYAKU))	6 (4)	96 (36)	— (—)	— (—)	— (—)	— (—)	— (—)	— (—)

Notes: 1.

The above headcount of remuneration includes one Director and one Audit & Supervisory Board Member (KANSAYAKU) who retired at the close of the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020

2.

The above cost posting relating to the performance-based stock compensation and Fixed Stock Compensation are the value posted during this Business Period, and that is total cost posting of performance-based stock compensation plan approved at the 179th Ordinary General Meeting of Shareholders held on June 22, 2017 and of stock compensation plan approved at the 181st Ordinary General Meeting of Shareholders held on June 24, 2019.

3.

Bonus and performance-based stock compensation are defined as performance-based remuneration. Performance based stock compensation and Fixed Stock Compensation are defined as non-monetary compensation.

4.

The maximum annual remuneration for Directors is 1,380,000,000 yen (of which 580,000,000 yen for basic remuneration and 800,000,000 yen for bonus) (approved at the 181st Ordinary General Meeting of Shareholders held on June, 24 2019).

5.	The maximum annual remuneration for Audit & Supervisory Board Members (KANSAYAKU) is 144,000,000 yen (approved at the 181st Ordinary General Meeting of Shareholders held on June 24, 2019).

③	Indicators Used for Performance-based Remuneration, Reason for Selection thereof and Determination Method of the Amount of Performance-based Remuneration

(i)	Bonuses

Bonuses have two components: a component linked to key performance indicators regarding the consolidated business results of the NEC Group during the fiscal year to which the bonus applies (“the Group-wide Performance-based Component”), and a component linked to the degree to which performance targets are achieved in the businesses overseen by each Director (“the Business-unit Performance-based Component”). The ratio between these two components is as follows for each job title:

Job title	Group-wide Performance-based Component	Business-unit Performance-based Component
		Fiscal year budget portion	Mid-term plan portion
Chairman of the Board and President	100%	—	—
Senior Executive Vice President and Member of the Board	60%	20%	20%
Executive Vice President and Member of the Board	40%	30%	30%
Senior Vice President and Member of the Board	30%	35%	35%

Note:	The “Chairman of the Board” above only includes a Chairman of the Board who is also an Executive Director.

Nobuhiro Endo, Chairman of the Board is a Non-Executive Director, and thus is not included in the “Chairman of the Board” above.

Indicators for the Group-wide Performance-based Component and the Business-unit Performance-based Component, reason for selection thereof and method for determining the amount of bonuses are as follows:

1)	Indicators for the Group-wide Performance-based Component and Reason for Selection

The performance indicators for this component are the NEC Group’s consolidated revenue, operating income and free cash flows in the applicable fiscal year. These indicators were selected taking account of their importance concerning the NEC Group’s management strategies and suitability in determining the achievement level of performance targets.

2)	Indicators for the Business-unit Performance-based Component and Reason for Selection

The performance indicators for this component are budget indicators and mid-term plan indicators.

Budget indicators are consolidated revenue, operating income, free cash flows, etc. in the applicable fiscal year in the business units overseen by each Director. These indicators were selected because they allow the appropriate evaluation of the achievement level of performance targets for each fiscal year in individual business units overseen by relevant Directors.

Mid-term plan indicators are used to evaluate activities for accomplishing the goals set in the Mid- term Management Plan. The indicators are fiscal year performance targets set for individual Directors based on a discussion between each Director and the President, and the President evaluates their achievement level by interviewing the Director. To ensure that evaluations are done properly, evaluation results are reported to the Nomination and Compensation Committee.

(*)For Directors who oversee operations other than business units, indicators for the Business-unit Performance-based Component are the NEC Group’s consolidated revenue, operating income, free cash flows, etc.

3)	Determination Method of Bonus Amounts

The Nomination and Compensation Committee discusses reports concerning results of evaluations using indicators for the Group-wide Performance-based Component and the Business-unit Performance-based Component and the bonus amounts which are calculated using the following formula. Then, based on the results of these discussions, the Board of Directors determines an aggregate bonus payment for all Directors eligible to receive a bonus.

The amount of each bonus is set between 0% and 200% of the standard amount determined for each job title, based on the achievement level of performance targets.

<Calculation formula>

“Group-wide Performance-based Component (“Standard amount for job title” x “Group-wide performance-based component ratio (Note 1)” x “Group-wide performance-based payment rate (Note 2)”)” + “Business-unit Performance-based Component (“Standard amount for job title” x “Business-unit performance-based component ratio (Note 3)” x “Business-unit performance-based payment rate (Note 4)”)”

Notes: 1.	The ratio of the Group-wide Performance-based Component in the preceding section (i).

2.	Calculated using the indicators for the Group-wide Performance-based Component in the preceding section 1).

3.	The ratio of the Business-unit Performance-based Component in the preceding section (i).

4.	Calculated using the indicators for the Business-unit Performance-based Component in the preceding section 2).

(ii)	Performance-based Stock Compensation

Indicators for the Performance-based Stock Compensation, reason for selection thereof and method for determining the amount of the Performance-based Stock Compensation are as follows:

1)	Indicators and Reason for Selection

Indicators for Performance-based Stock Compensation are the NEC Group’s consolidated revenue, adjusted operating profit and adjusted net profit attributable to owners of the parent in the applicable fiscal year.

The indicators were selected by considering their importance concerning the NEC Group’s mid- to long-term management strategies as well as for reinforcing the commitment and activities of Directors to contribute to maximizing corporate value from a mid- to long-term perspective and giving back to shareholders.

(*)

At the 181st Ordinary General Meeting of Shareholders held on June 24, 2019, it was resolved to partly amend a performance-based stock compensation plan for Inside Directors which was introduced based on resolution of the 179th Ordinary General Meeting of Shareholders held on June 22, 2017. Regardless of such amendment, the indicators for Performance-based Stock Compensation Plan with the target period beginning on April 1, 2018, Business-unit Performance-based Component are the NEC Group’s consolidated revenue, operating income, and consolidated ROE are used as indicators.

2)	Determination Method of Compensation Amount

Performance-based Stock Compensation is calculated by using the following formula.

The number of shares granted for the compensation is set between 0% and 100% of the standard number of shares determined for job title, based on the achievement level of performance targets.

<Calculation formula>

“Number of granting shares based on the applicable Directors’ job titles (Note 1)” x “Performance-based allotment rate (Note 2)”

Notes: 1.

“the standard amount of stock compensation on the applicable Directors’ job titles (*)” /“average value of closing price of the Company shares on the Tokyo Stock Exchange in the fiscal year immediately preceding the applicable fiscal year”

(*)

The basic remuneration of each Director is multiplied by the factor determined for each title. However, for some Executive Directors, the standard amount of basic remuneration of each Executive Director is multiplied by the factor determined for each title.

2.

“the level of the achievement of consolidated revenue in the applicable fiscal year” x 30% + “the level of the achievement of adjusted operating profit in the applicable fiscal year” x 40% + “the level of the achievement of adjusted net profit attributable to owners of the parent in the applicable fiscal year” x 30%

(*)	The Performance-based Stock Compensation with the target period beginning on April 1, 2018 is calculated by using the following formula.

<Calculation formula>

“Number of granting shares based on the applicable Directors’ job titles (Note 1)” x “Performance-based allotment rate (Note 2)”

Notes: 1.

” Basic remuneration” x “Factor determined for each title (*)” / “Average value of closing price of the Company shares on the Tokyo Stock Exchange in the fiscal year immediately preceding the applicable period of Mid-term Management Plan.”

(*)	Factor determined for each title

•	Chairman of the Board,

President, Senior Executive Vice President and Member of the Board 25%

•	Executive Vice President and Member of the Board 20%

•	Senior Vice President and Member of the Board 15%

2.

“The level of the achievement of consolidated revenue in the period of Mid-term Management Plan at the time of granting shares” x 35% + “the level of the achievement of operating profit in the period of Mid-term Management Plan at the time of granting shares” x 35% + “the level of the achievement of consolidated ROE in the final year of Mid-term Management Plan at the time of granting shares” x 30%.

④	Targets and results of indicators used for performance-based remuneration for this Business Period

(i)	Bonuses

Targets and results of indicators used for bonuses as Group-wide Performance-based Component for this Business Period are as follows:

Indicators	Targets	Results	Target achievement rates	Ratio to Group-wide Performance-based Component
Consolidated revenue	3,030.0 billion yen	2,978.3 billion yen	98.3%	30%
Consolidated operating profit	150.0 billion yen	137.7 billion yen	91.8%	40%
Consolidated free cash flows	150.0 billion yen	238.2 billion yen	158.8%	30%

Notes: 1.	Results shown above are rounded to the nearest 100 million yen and exclude the impact of large-scale M&As, etc., which are not incorporated in the budget.

2.	Target achievement rates above are rounded to the first decimal point after the calculation that used the results before rounding to the nearest billion yen.

3.

Bonus payment for the President was determined by adjusting the standard bonus amount to reflect the achievement rate of indicators for the Group-wide Performance-based Component. Bonus payments for other Executive Directors were determined by adjusting the standard bonus amount to reflect the achievement rate of indicators for the Group-wide Performance-based Component and the achievement rate of indicators for the Business-unit Performance-based Component.

(ii)	Performance-based Stock Compensation

Under the Performance-based Stock Compensation with the target period of three years beginning from April 1, 2018, the Company shares will be granted in July 2021. Targets and results of indicators for the Performance-based Stock Compensation are as follows:

Indicators		Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021	Total	Target achievement rates	Ratio to Performance- based allotment rate
Consolidated revenue	Targets (budget)	2,830.0 billion yen	2,950.0 billion yen	3,000.0 billion yen	8,780.0 billion yen	102.5%	35%
	Results	2,913.4 billion yen	3,095.2 billion yen	2,994.0 billion yen	9,002.6 billion yen
Consolidated operating profit	Targets (budget)	50.0 billion yen	110.0 billion yen	150.0 billion yen	310.0 billion yen	109.4%	35%
	Results	57.8 billion yen	127.6 billion yen	153.8 billion yen	339.2 billion yen
Consolidated ROE	Targets	—	—	10.0%	10.0%	135.0%	30%
	Results	—	—	13.5%	13.5%

Notes: 1.

Results of consolidated revenue and consolidated operating profit shown above are rounded to the nearest 100 million yen. The achievement rate of the consolidated revenue and consolidated operating profit targets is calculated using the actual results before rounding to the nearest 100 million yen, and then rounded to the first decimal point

2.

The total of consolidated ROE shown above includes the target and actual results for FY2020, and the achievement rate of the consolidated ROE target is calculated using the target and actual results for the fiscal year ended March 31, 2021, and then rounded to the first decimal point.

3.

As the provisional accounting treatment for KMD A/S acquired in the fiscal year ended March 31, 2019 is settled during the fiscal year ended March 31, 2020, the corresponding figures in the fiscal year ended March 31, 2019 have been retrospectively adjusted.

4.

The targets for consolidated revenue, consolidated operating profit, and consolidated ROE for the fiscal year ended March 31, 2021 above were the target figures under the “Mid-term Management Plan 2020” announced in January 2018.

Under the Performance-based Stock Compensation with the fiscal year ended March 31, 2021 as the target period, the Company shares will be granted in July 2023. Targets and results of indicators for the Performance-based Stock Compensation are as follows:

Indicators			Fiscal year ended March 31, 2021	Target achievement rates	Ratio to Performance- based allotment rate
Consolidated revenue	Targets (budget	)	3,030.0 billion yen	98.8%	30%
	Results		2,994.0 billion yen
Adjusted consolidated operating profit	Targets (budget	)	165.0 billion yen	108.0%	40%
	Results		178.2 billion yen
Adjusted consolidated net profit	Targets		99.0 billion yen	167.0%	30%
	Results		165.4 billion yen

Note:

Results shown above are rounded to the nearest 100 million yen, and the achievement rate of the target is calculated using the actual results before rounding to the nearest 100 million yen, and then rounded to the first decimal point.

⑤	Outline of non-monetary compensation

Performance-based Stock Compensation and Fixed Stock Compensation are granted as non-monetary compensation. The purpose of the introduction and details thereof are as described in ① above. No stock compensation was granted during this Business Period.

⑥	Resolution of Ordinary General Meeting of Shareholders related to remuneration for Directors and Audit & Supervisory Board Members (KANSAYAKU)

(i)	Resolution of General Meeting of Shareholders related to basic remuneration and bonuses

A resolution of General Meeting of Shareholders related to the basic remuneration and bonuses for Directors and Audit & Supervisory Board Members (KANSAYAKU) was approved on June 24, 2019. The contents of the resolution and the number of Directors and Audit & Supervisory Board Members (KANSAYAKU) approved by the resolution are as follows:

•

The maximum remuneration for Directors was revised from a monthly basis to an annual basis, and was set at 1,380,000 thousand yen per year (of which 580,000 thousand yen for basic remuneration and 800,000 thousand yen for bonus), and it was determined to pay bonuses in addition to basic remuneration for Directors within said maximum amount. The number of Directors eligible for said system at the closing of said General Meeting of Shareholders was 11 (of which five were Outside Directors).

The number of Directors eligible for said system at the closing of the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020 was 11 (of which five were Outside Directors).

•

The maximum remuneration for Audit & Supervisory Board Members (KANSAYAKU) was revised from a monthly basis to an annual basis, and was set at 144,000 thousand yen per year. The number of Audit & Supervisory Board Members (KANSAYAKU) eligible for said system at the closing of said General Meeting of Shareholders was five (of which three were Outside Audit & Supervisory Board Members (KANSAYAKU)).

The number of Audit & Supervisory Board Members (KANSAYAKU) eligible for said system at the closing of the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020 was five (of which three were Outside Audit & Supervisory Board Members (KANSAYAKU)).

(ii)	Resolution of General Meeting of Shareholders related to stock compensation

A resolution of General Meeting of Shareholders related to stock compensation for Directors was approved on June 24, 2019. The contents of the resolution and the number of Directors approved by the resolution are as follows:

•

At the 181st Ordinary General Meeting of Shareholders held on June 24, 2019, it was resolved to partly amend a performance-based stock compensation plan for Inside Directors which was introduced based on resolution of the 179th Ordinary General Meeting of Shareholders held on June 22, 2017. The number of Directors eligible for said plan at the closing of said General Meeting of Shareholders was six.

The number of Directors eligible for said plan at the closing of the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020 was six.

•

At the 181st Ordinary General Meeting of Shareholders held on June 24, 2019, it was resolved to introduce the Fixed Stock Compensation Plan for Inside Directors. The number of Directors eligible for said plan at the closing of said General Meeting of Shareholders was six.

The number of Directors eligible for said plan at the closing of the 182nd Ordinary General Meeting of Shareholders held on June 22, 2020 was six.

Notes: 1.

The performance-based stock compensation plan introduced in accordance with a resolution of the 179th Ordinary General Meeting of Shareholders held on June 22, 2017 has a target period of three fiscal years that corresponds to a mid-term management plan period. The maximum sum to be contributed by the Company to the Trust is 0.2 billion yen for the Target Period, and the maximum number of the Company shares to be granted from the Trust to Inside Directors is 88,000 shares for the Target Period.

2.

The performance-based stock compensation plan amended in accordance with a resolution of the 181st Ordinary General Meeting of Shareholders held on June 24, 2019 has a target period of a single fiscal year beginning on or after April 1, 2019. The maximum sum to be contributed by the Company to the Trust is 0.2 billion yen for the Target Period, and the maximum number of the Company shares to be granted from the Trust to Inside Directors is 88,000 shares for the Target Period.

3.

The Fixed Stock Compensation Plan introduced in accordance with a resolution of the 181st Ordinary General Meeting of Shareholders held on June 24, 2019 has a target period from the date of the Ordinary General Meeting of Shareholders to the date of the following Ordinary General Meeting of Shareholders. The maximum sum to be contributed by the Company to the Trust is 60,000 thousand yen for the Target Period, and the maximum number of the Company shares to be granted from the Trust to Inside Directors is 20,000 shares for the Target Period.

(3)	Major Activities of Outside Directors and Outside Audit & Supervisory Board Members (KANSAYAKU)

Name	Major Activities
Kaoru Seto	The Company expects Mr. Kaoru Seto to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, risk management, sustainability (including ESG) and marketing. He attended all of the 15 meetings of the Board of Directors held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on the experience and insight relating to these areas, thereby fulfilling his role expected by the Company.

Noriko Iki	The Company expects Ms. Noriko Iki to supervise the business execution and provide advice on management based on her extensive experience and deep insight especially relating to such areas as diversity, corporate management, global business, risk management and sustainability (including ESG). She attended 14 meetings of the 15 meetings of the Board of Directors held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on the experience and insight relating to these areas, thereby fulfilling her role expected by the Company.

Masatoshi Ito	The Company expects Mr. Masatoshi Ito to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, global business, risk management, sustainability (including ESG) and marketing. He attended 14 meetings of the 15 meetings of the Board of Directors of the Company and made remarks, including questions and opinions as appropriate mainly based on the experience and insight relating to these areas, thereby fulfilling his role expected by the Company.

Kuniharu Nakamura	The Company expects Mr. Kuniharu Nakamura to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, global business, risk management, sustainability (including ESG) and marketing. He attended all of the 15 meetings of the Board of Directors of the Company and made remarks, including questions and opinions as appropriate mainly based on the experience and insight relating to these areas, thereby fulfilling his role expected by the Company.

Jun Ohta	The Company expects Mr. Jun Ohta to supervise the business execution and provide advice on management based on his extensive experience and deep insight especially relating to such areas as corporate management, technology, global business, financial and accounting (including M&A), risk management, sustainability (including ESG) and marketing. After the assumption of office as Director of the Company, he attended all of the 12 meetings of the Board of Directors and made remarks, including questions and opinions as appropriate mainly based on the experience and insight relating to these areas, thereby fulfilling his role expected by the Company.

Taeko Ishii	She attended all of the 15 meetings of the Board of Directors, and all of the 17 meetings of the Audit & Supervisory Board (KANSAYAKU-KAI), both held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on extensive experience deep insight as an attorney at law in the fields of personal affairs, labor and others.

Nobuo Nakata	He attended 14 meetings of the 15 meetings of the Board of Directors, and all of the 17 meetings of the Audit & Supervisory Board (KANSAYAKU-KAI), both held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on extensive experience deep insight as an attorney at law in the fields of corporate law.

Masami Nitta	After the assumption of office as Audit & Supervisory Board Member (KANSAYAKU), he attended all of the 12 meetings of the Board of Directors, and all of the 13 meetings the Audit & Supervisory Board (KANSAYAKU-KAI), both held during this Business Period and made remarks, including questions and opinions as appropriate mainly based on extensive experience and deep insight as a financial and accounting expert.

(4)	Outline of agreements entered into with Outside Directors and Outside Audit & Supervisory Board Members (KANSAYAKU) to limit their liabilities as stipulated in Article 427(1) of the Companies Act

Pursuant to Articles 24 and 31 of the Articles of Incorporation of the Company, the Company entered into agreements with Messrs. Kaoru Seto, Masatoshi Ito, Kuniharu Nakamura and Jun Ohta and Ms. Noriko Iki, who are Outside Directors, Ms. Taeko Ishii and Messrs. Nobuo Nakata and Masami Nitta who are Outside Audit & Supervisory Board Members (KANSAYAKU), to limit their liabilities as stipulated in Article 427(1) of the Companies Act. The outline of such agreements is to limit their liabilities as stipulated in Article 423 (1) of the Companies Act to the higher of 20 million yen or the amount provided in the Companies Act and the Regulation for Enforcement of the Companies Act on the condition that they perform their duties as Directors or Audit & Supervisory Board Members (KANSAYAKU) in good faith and without gross negligence.

(5)	Outline of D&O Liability Insurance Contract

The Company has entered into a D&O (directors, corporate auditors and officers) liability insurance contract as stipulated in Article 430-3 (1) of the Companies Act with an insurance company. Those insured by the insurance contract are Directors, Audit & Supervisory Board Members (KANSAYAKU) and Senior Vice Presidents, etc. of the Company and its subsidiaries. The insurance contract will reimburse the payment for the legal damages and defense costs of the insured arising from any claim(s) made against the insured for their performance in their respective capacities.

4.	Accounting Auditors

(1)	Name of the Accounting Auditors KPMG AZSA LLC

(2)	The Amount of Compensation to the Accounting Auditors

Classification	Amount (In millions of yen)
(i) The total fees paid to the Accounting Auditors by the Company as compensation for their duties under the Companies Act	553
(ii) Total amount of money and other property benefit paid to the Accounting Auditors by the Company and its subsidiaries	1,307

Notes: 1.

The fees set forth in column (i) above include the fees for audit under the Financial Instruments and Exchange Law and other laws because there are no separate provisions in the audit contract with the Accounting Auditors between the fees for audit under the Companies Act and the fees for audit under the Financial Instruments and Exchange Law and other laws, and it is impracticable to distinguish between these two types of fees.

2.

The Audit & Supervisory Board (KANSAYAKU-KAI) has received necessary information and reports from the Directors, relevant divisions and the Accounting Auditors. In addition, the Audit & Supervisory Board (KANSAYAKU-KAI) has evaluated the adequacy of the audit plans, the calculation basis of the estimated fees for audit and other conditions including the audit result of the Accounting Auditors for the previous fiscal year. As a result, the Audit & Supervisory Board (KANSAYAKU-KAI) has made the agreement stipulated in Article 399(1) of the Companies Act regarding the remuneration to the Accounting Auditors.

3.

The total amount set forth in column (ii) above include the fees for audit under audit standard established by Public Company Accounting Oversight Board in the United States regarding a registration statement for NEC’s common stock, filed with the Securities and Exchange Commission in the United States, etc.

4.

Of the Company’s subsidiaries listed in “1.(8)(ii) Principal Subsidiaries” above, those subject to audit by certified public accountants or audit firm other than the Accounting Auditors are as follows:

Name of Subsidiary	Audit Firm
Japan Aviation Electronics Industry, Limited	Ernst & Young ShinNihon LLC
NEC Corporation of America	KPMG LLP
NEC Europe Ltd.	KPMG LLP
KMD A/S	KPMG P/S
NEC Asia Pacific Pte. Ltd.	KPMG LLP
NEC (China) Co., Ltd.	KPMG Huazhen
NEC Latin America S.A.	KPMG Auditores Independentes

(3)	Non-audit services rendered by the Accounting Auditors

In addition to the work stipulated in Article 2(1) of the Certified Public Accountants Law, during this Business Period, the Company engaged the Accounting Auditors for services in relation to the “Audit Procedures regarding Control Risk of Subcontracted Services” and other advisory services.

(4)	Company Policy regarding dismissal or decision not to reappoint the Accounting Auditors

If the Accounting Auditors are found to correspond to any of the items of Article 340(1) of the Companies Act, the Audit & Supervisory Board (KANSAYAKU-KAI) shall be entitled to dismiss the Accounting Auditors subject to the consent of all Audit & Supervisory Board Members (KANSAYAKU), in which case the Audit & Supervisory Board Member (KANSAYAKU) appointed by the Audit & Supervisory Board (KANSAYAKU-KAI) reports on the fact that said Accounting Auditors have been dismissed and the reason for dismissal, at the first shareholders meeting held after such dismissal. The Audit & Supervisory Board (KANSAYAKU-KAI) will determine the contents of a proposal for a dismissal or disapproval of the reappointment of the Accounting Auditors to be submitted to the shareholders meeting when the situation arises where the Accounting Auditors are no longer able to execute their duties in a proper manner and the Audit & Supervisory Board (KANSAYAKU-KAI) decides that it is appropriate to change the Accounting Auditors, or the Audit & Supervisory Board (KANSAYAKU-KAI) decides that it is appropriate to change the Accounting Auditors in order to improve properness or efficiency of the audit by the Accounting Auditors.

5.	System and Policy of the Company

(1)	System to ensure the properness of operations and outline of the status of the implementation of such system

(System to ensure the properness of operations)

The Company has established and implemented its internal control system based on the basic policy for maintenance of the system of the Company to ensure the properness of operations as provided in item(vi) of Article 362(4) of the Companies Act adopted by resolution of the Board of Directors (the “Policy”). English translation of the Policy is provided through the Company’s website (https://www.nec.com/en/global/about/internalcontrol.html), and the summary of which is described below.

The Company shall endeavor to establish and implement its internal control system more effectively, through continuous evaluation of the status of the establishment and implementation of its internal control system under the Policy as well as taking measures necessary for its improvement, and conducting consistent reviews of the Policy responding to changes in the business environment.

(i)    In order to ensure the compliance with the laws, regulations and the Company’s Articles of Incorporation in the performance of duties by Directors, corporate officers and employees, Directors and corporate officers shall take the lead in practicing NEC Group Code of Conduct that was adopted to establish business ethics standards for the NEC Group and to ensure compliance with laws, regulations, the Articles of Incorporation and its internal rules, and promote thorough understanding on the code within the NEC Group. If any material violation of laws, regulations, the Articles of Incorporation or internal rules is found, the Company shall investigate the cause of such violation and formulate and implement preventative measures. In addition, the Company shall prompt the use of the Company’s internal reporting system, the “Compliance Hotline.”

(ii)    The Company shall properly retain and manage information in accordance with applicable laws, regulations and the Company’s internal rules.

(iii)    The Company shall implement risk management systems effectively and comprehensively under the consistent policy throughout the NEC Group in accordance with the Company’s internal rules. Business divisions shall properly conduct risk management related to their assignment and corporate staff divisions shall support such business divisions’ activities. The Company shall deliberate fully on such matters of importance from a perspective of risk management, such as the strategy to control important management risk, and the matters of particular importance shall be reported to the Board of Directors.

(iv)    In order to ensure the efficient performance of duties by Directors, the Board of Directors shall delegate its significant authorities to corporate officers and promote timely decision-making and effective performance of duties. Corporate officers shall, under the direction of the Board of Directors, efficiently conduct businesses in accordance with midterm corporate management goals and budgets.

(v)    In order to ensure the proper operation of the NEC Group, the Company shall, through NEC Group Management Policy, give instructions and assistance to the subsidiaries for the establishment of the systems ensuring compliance with laws, regulations and properness of the operation of business. In order to improve soundness and efficiency of management systems in the NEC Group, the Company shall dispatch directors and audit & supervisory board members (KANSAYAKU) where necessary and decide on a division in charge of supervising each of the subsidiaries, and such division in charge shall receive reports from such subsidiary regarding matters of importance on business operations, and give instructions and assistance to the subsidiary so that it shall properly conduct risk controls. The internal auditing division shall conduct audits of the NEC Group’s proper operations, directly or through cooperation with internal auditing sections of subsidiaries if they have such sections. The Audit & Supervisory Board Members (KANSAYAKU) of the Company shall cooperate with audit & supervisory board members (KANSAYAKU) of the subsidiaries by exchanging their opinions on the audit and other measures.

(vi)    From the perspective of proper and efficient operations of the NEC Group, the Company shall endeavor to conduct improvement and standardization of business processes, and further strengthen its internal control by utilizing information systems.

(vii)    Internal control over financial reporting of the NEC Group shall be evaluated, maintained and improved in accordance with applicable laws and regulations.

(viii)    The Company shall assign full-time employees to assist Audit & Supervisory Board Members (KANSAYAKU) in performing their duties. Matters regarding such employees, including performance review, personnel change and disciplinary action, shall be approved by Audit & Supervisory Board Members (KANSAYAKU).

(ix)    Directors, corporate officers and employees shall report to Audit & Supervisory Board Members (KANSAYAKU) on the status of the performance of their duties. In addition, the Company shall give instructions to the directors, audit & supervisory board members (KANSAYAKU), corporate officers and employees of the subsidiaries so that they shall report to Audit & Supervisory Board Members (KANSAYAKU) of the Company on the status of the performance of their duties.

(x)    In order to ensure the effective audit, meetings of the Audit & Supervisory Board (KANSAYAKU-KAI) shall be held and Audit & Supervisory Board Members (KANSAYAKU) shall exchange information and consult with each other on the status of audits. Furthermore, Audit & Supervisory Board Members (KANSAYAKU) shall periodically receive reports on financial audit from the Accounting Auditors and exchange opinions with them.

(Outline of the status of the implementation of system to ensure the properness of operations)

The Company assessed the status of the establishment and implementation of its internal control system for this Business Period and confirmed that it has established and implemented its internal control system properly based on the Policy. In the process of doing so, the Company has exchanged opinions with Audit & Supervisory Board Members (KANSAYAKU) regarding the status of establishment and implementation of the internal control system. The main initiatives conducted in this Business Period are as follows:

With regard to compliance, on “NEC Compliance Day” (established as a day for reconfirming the importance of compliance for all NEC Group employees in 2017 as a result of having been recognized for having violated the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade in Japan in 2016 and 2017), the management of the Company, general managers of business divisions and Presidents of the Company’s consolidated subsidiaries in Japan and abroad provided messages to reinforce the importance of ethics in economic activities and to ensure compliance across the board. In addition to this, a video was distributed to pass down the remembrance of the impact caused to the NEC Group to serve as a reminder of the lesson that the NEC Group learned from the said violation and further raise awareness among employees of the compliance mindset. The Company also held a crossover gathering for the Company’s divisions and some of its consolidated subsidiaries in Japan to exchange opinions on initiatives to promote compliance, and the “NEC Business Ethics,” a corporate ethics forum for the Company and its consolidated subsidiaries in Japan. At the forum, having lectures by the Company’s President and an expert who is well-versed in workplace harassment, the Company also awarded business divisions and overseas consolidated subsidiaries that had made remarkable efforts to promote compliance. During this Business Period, the Compliance Promotion Session was held to strengthen compliance promotion activities at the NEC Group. At the Session, information was shared with principal consolidated subsidiaries in Japan on matters such as the status of the Company’s compliance activities and priority risks to be addressed (risks that require new measures including improvement of existing measures to be addressed across the NEC Group, from the perspective of the magnitude of the impact on corporate business and the need for additional measures) in the next Business Period. In addition, opinions were exchanged to strengthen compliance activities by the NEC Group as a whole. Web-based training programs related to compliance, which are held annually, were also conducted in this Business Period, in which all employees of the Company declared that they would ensure compliance and actions that should be taken to make compliance embedded in the culture of the NEC Group. The Company formulated “the Compliance Hotline Rules” to enable early detection and resolving of misconducts through promoting consulting and reporting (internal reporting) to the “Compliance Hotline,” an internal reporting system. The Rules help enhance the system to protect those who made reports or cooperated with investigations. The number of reports to the “Compliance Hotline” reached 76 during this Business Period. The internal auditing division or other relevant divisions in the Company investigated these internal reports and took necessary measures in response, depending on the details of reports.

With regard to risk management, the Risk Control and Compliance Committee and the Executive Committee deliberated on and selected four issues, namely, “risks associated with inadequate accounting processes at overseas subsidiaries,” “risks associated with confidential information management,” “risks of privacy violations due to the adoption of new technology,” and “harassment-related risks” as priority risks to be addressed by the NEC Group in this Business Period. After formulating and implementing countermeasures, the results were reported to the Board of Directors. In addition, the Company has in place a system where compliance violations are reported to the Risk Control and Compliance Committee, upon their occurrence. The outline of compliance violations is reported to the Board of Directors meeting held in the same month, and thereby information is quickly shared with the Board of Directors. The Company has in place a system where general managers of business divisions take ownership and devise and implement appropriate measures according to the division’s compliance risk characteristics. The Compliance Division periodically confirms compliance risks selected by general managers of business divisions, annual improvement plans as well as the progress and results thereof, and provides support to their efforts as necessary.

With regard to group management, the Company makes efforts to integrate a framework for the management of its subsidiaries for total optimization of group companies and maximization of the value of group companies based on the NEC Group Management Policy, which sets out the NEC Group’s group management. As part of this approach, chief officers in charge of key cross-group functions promote the establishment of a framework to manage the performance of duties at overseas subsidiaries within their authority so that the NEC Group’s common policies, business processes, and infrastructure can be introduced immediately to the overseas subsidiaries.

With regard to audits by Audit & Supervisory Board Members (KANSAYAKU), Audit & Supervisory Board Members (KANSAYAKU) receive reports on the status of the execution of duties from Directors, corporate officers and employees of the Company and its subsidiaries. In addition, Audit & Supervisory Board Members (KANSAYAKU) also periodically receive reports from the internal auditing division regarding the status of operation of the “Compliance Hotline,” and the internal reporting systems at subsidiaries, as well as the status of internal audits. Furthermore, Audit & Supervisory Board Members (KANSAYAKU) periodically receive reports on financial audits from the Accounting Auditors and exchange opinions with them. They also strive to maintain close links with the Accounting Auditors and the internal auditing division by periodically holding meetings with them.

(2)	Policy on the Control over the Company

The Company believes that the ultimate decision as to the person who should control the financial and business policy of the Company shall be made by the shareholders of the Company. However, in the event that a person or entity (the “Proposer”) proposes to purchase the substantial number of the shares of the Company with an intent to control the Company or proposes the takeover of the Company, the Company believes it is the responsibilities of the Board of Directors (i) to request the Proposer to provide appropriate information on the reasonableness of the consideration and other conditions of the proposal and the influence such action may have on the management policy and business plan of the Company, (ii) to evaluate the information provided and consider whether such proposal has merit in promoting the corporate value of the Company and the common interest of the shareholders, and (iii) to express the opinion of the Company for purposes of assisting the shareholders to make decisions whether or not to accept the proposal. In addition, the Company believes that, in the particular circumstances, it may be required to negotiate with the Proposer or to present alternative proposals to the shareholders.

Currently, the Company has not adopted a policy of defensive measures that will become effective when a proposal is made by a Proposer. It is the Company’s intention, however, that if (i) the sufficient information is not provided by the Proposer, (ii) the shareholders are not afforded the time sufficient to consider the proposal or (iii) the Company decides that the proposal would have an adverse effect on the corporate value of the Company or the common interest of the shareholders, the Company will decide and implement reasonable countermeasures that are practicable at the time of the proposal and acceptable to the shareholders.

(3)	Policy on the determination of distribution of surplus dividends

The Company’s commitment to shareholder returns includes comprehensive consideration for the profit status of each period in addition to future capital requirements and the execution of business operations with an emphasis on capital efficiency, while regarding investment in growth areas and the enhancement of its financial base as being tied to the creation of long-term corporate value.

For the fiscal year ended March 31, 2021, mainly considering that the operating profit, which is the profit of the main business, exceeded the figures announced at the beginning of the fiscal year, the Company declared an annual dividend of 90 yen per share of common stock (interim dividend of 40 yen per share), an increase of 10 yen per share from the announcement at the beginning of the fiscal year.

In addition, the Company stipulates in its Articles of Incorporation that it may determine distribution of surplus dividends flexibly through resolutions of the Board of Directors, and that record dates of distribution of surplus dividends shall be March 31 and September 30 of each year.

Consolidated Statement of Financial Position

(As of March 31, 2021)

JPY (millions)
Account	Amount
Assets
Current Assets
Cash and cash equivalents	523,345
Trade and other receivables	740,448
Contract assets	270,322
Inventories	185,548
Other financial assets	9,573
Other current assets	131,596

Total current assets	1,860,832
Non-current assets
Property, plant and equipment, net	553,171
Goodwill	300,530
Intangible assets, net	368,858
Investments accounted for using the equity method	73,316
Other financial assets	210,427
Deferred tax assets	133,881
Other non-current assets	167,549

Total non-current assets	1,807,732

Total assets	3,668,564

JPY (millions)
Account	Amount
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	467,638
Contract liabilities	250,011
Bonds and borrowings	51,510
Accruals	215,965
Lease liabilities	47,480
Other financial liabilities	19,670
Accrued income taxes	28,147
Provisions	55,381
Other current liabilities	61,721

Total current liabilities	1,197,523
Non-current liabilities
Bonds and borrowings	488,739
Lease liabilities	115,127
Other financial liabilities	34,974
Net defined benefit liabilities	191,907
Provisions	20,421
Other non-current liabilities	58,047

Total non-current liabilities	909,215

Total liabilities	2,106,738
Equity
Share capital	427,831
Share premium	168,965
Retained earnings	564,660
Treasury shares	(1,578)
Other components of equity	148,273

Total equity attributable to owners of the parent	1,308,151
Non-controlling interests	253,675

Total equity	1,561,826

Total liabilities and equity	3,668,564

Consolidated Statement of Profit or Loss

(For the fiscal year ended March 31, 2021)

JPY (millions)
Account	Amount
Revenue	2,994,023
Cost of sales	2,132,840

Gross profit	861,183

Selling, general and administrative expenses	732,989
Other operating income	25,565

Operating Profit	153,759

Finance income	9,691
Finance costs	10,613
Share of profit of entities accounted for using the equity method	4,994

Profit before income taxes	157,831

Income taxes	(4,035)

Net profit	161,866

Net profit attributable to
Owners of the parent	149,606
Non-controlling interests	12,260

Total	161,866

Earnings per share attributable to owners of the parent
Basic earnings per share (JPY)	557.18
Diluted earnings per share (JPY)	557.18

Consolidated Statement of Changes in Equity

(For the fiscal year ended March 31, 2021)

							JPY (millions)
	Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020	397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit	—	—	149,606	—	—	149,606	12,260	161,866
Other comprehensive income (loss)	—	—	—	—	206,737	206,737	7,390	214,127

Comprehensive income	—	—	149,606	—	206,737	356,343	19,650	375,993
Issuance of common shares	30,632	30,374				61,006		61,006
Purchase of treasury shares	—	—	—	(640)	—	(640)	—	(640)
Disposal of treasury shares	—	20	—	3,219	—	3,239	—	3,239
Cash dividends	—	—	(21,307)	—	—	(21,307)	(5,400)	(26,707)
Changes in interests in subsidiaries	—	(1,164)	—	—	—	(1,164)	35,576	34,412

Total transactions with owners	30,632	29,230	(21,307)	2,579	—	41,134	30,176	71,310

As of March 31, 2021	427,831	168,965	564,660	(1,578)	148,273	1,308,151	253,675	1,561,826

<Reference>

Consolidated Statement of Other Comprehensive Income (Unaudited)

(For the fiscal year ended March 31, 2021)

JPY (millions)

Account	Amount
Net profit	161,866

Other comprehensive income, net of tax

Items that will not be reclassified to profit or loss

Equity instruments designated as measured at fair value through other comprehensive income	56,645
Remeasurements of defined benefit plans	127,347
Share of other comprehensive income of entities accounted for using the equity method	280

Total items that will not be reclassified to profit or loss	184,272

Items that may be reclassified subsequently to profit or loss

Exchange differences on translating foreign operations	30,522
Cash flow hedges	(1,305)
Share of other comprehensive income of entities accounted for using the equity method	638

Total items that may be reclassified subsequently to profit or loss	29,855

Total other comprehensive income, net of tax	214,127

Total comprehensive income	375,993

Total comprehensive income attributable to

Owners of the parent	356,343
Non-controlling interests	19,650

Total	375,993

<Reference>

Consolidated Statement of Cash Flows (Unaudited)

(For the fiscal year ended March 31, 2021)

JPY (millions)
Account	Amount
Cash flows from operating activities
Profit before income taxes	157,831
Depreciation and amortization	167,613
Impairment loss	4,035
(Decrease) increase in provisions	(5,749)
Finance income	(9,691)
Finance costs	10,613
Share of profit of entities accounted for using the equity method	(4,994)
Decrease (increase) in trade and other receivables	4,120
(Increase) decrease in contract assets	(20,139)
Decrease (increase) in inventories	19,249
Increase (decrease) in trade and other payables	4,926
Increase (decrease) in contract liabilities	24,652
Other, net	(50,443)

Subtotal	302,023
Interest and dividends received	5,161
Interest paid	(7,813)
Income taxes paid	(24,464)

Net cash provided by operating activities	274,907

Cash flows from investing activities
Purchases of property, plant and equipment	(59,307)
Proceeds from sales of property, plant and equipment	41,761
Acquisitions of intangible assets	(11,629)
Purchase of equity instruments designated as measured at fair value through other comprehensive income	(2,620)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income	97,107
Purchases of shares of newly consolidated subsidiaries	(202,588)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred	100
Proceeds from sales of shares of subsidiaries	8,444
Disbursement for sales of shares of subsidiaries	(2,969)
Purchases of investments in associates or joint ventures	(230)
Proceeds from sales of investments in associates or joint ventures	8,448
Other, net	992

Net cash used in investing activities	(122,491)

JPY (millions)
Account	Amount
Cash flows from financing activities
(Decrease) increase in short-term borrowings, net	(47,333)
Proceeds from long-term borrowings	99,181
Repayments of long-term borrowings	(44,009)
Proceeds from issuance of bonds	35,000
Redemption of bonds	(55,000)
Repayments of lease liabilities	(57,530)
Proceeds from issuance of common shares	60,893
Proceeds from sales of interests in subsidiaries to non-controlling interests	35,000
Dividends paid	(21,296)
Dividends paid to non-controlling interests	(5,396)
Proceeds from disposal of treasury shares	3,239
Other, net	(1,355)

Net cash provided by financing activities	1,394

Effect of exchange rate changes on cash and cash equivalents	6,122

Net increase (decrease) in cash and cash equivalents	159,932

Cash and cash equivalents, at the beginning of the year	359,252
Increase in cash and cash equivalents resulting from transfer to assets held for sale	4,161

Cash and cash equivalents, at the end of the year	523,345

Notes to Consolidated Financial Statements

I Notes to Significant Items for Presenting Consolidated Financial Statements

1.

NEC Corporation (“the Company”) prepares its consolidated financial statements in accordance with the provisions of the second sentence of Article 120-1 of the Ordinance on Company Accounting that allows the Company to prepare consolidated financial statements with the omission of a part of the disclosures required under International Financial Reporting Standards (“IFRS”).

2.	Scope of consolidation

Number of consolidated subsidiaries            301 companies

Major consolidated subsidiaries

NEC Platforms, Ltd, NEC Fielding, Ltd., NEC Solution Innovators, Ltd., NEC Networks & System Integration Corp., Japan Aviation Electronics Industry, Ltd., NEC Corporation of America, NEC Europe Ltd., Avaloq Group AG, KMD A/S, NEC Asia Pacific Pte. Ltd., NEC (China) Co., Ltd., and NEC Latin America S.A..

Change in the scope of consolidation includes additions of 37 and exclusions of 36 subsidiaries. Significant changes were as follows:

Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation:

37 subsidiaries

Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation:

30 subsidiaries

Consolidated subsidiaries excluded from the consolidation scope as a result of merger:

6 subsidiaries

3.	Items related to application of equity method

(1)	Number of companies accounted for using the equity method

Number of affiliated companies accounted for using the equity method            58 companies

Major companies

Lenovo NEC Holdings, B.V., NEC Capital Solutions Limited.

5 affiliated companies were newly accounted for using the equity method.

4 affiliated companies were excluded from the affiliated companies accounted for using the equity method.

(2)	There are no non-consolidated subsidiaries or affiliated companies to which the equity method is not applied.

4.	Significant accounting policies

(1)	Valuation standards and methods for assets

(a) Financial assets

Classification of financial assets

The NEC Group classifies non-derivative financial assets into financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, or financial assets measured at fair value through profit or loss. In principle, financial assets are classified into the categories on the basis of the business model for managing financial assets and the contractual cash flow characteristics of financial assets.

(i) Non-derivative financial assets

Financial assets measured at amortized cost

Financial assets held by the NEC Group are measured at amortized cost when both of the following conditions are met:

-	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are initially measured at fair value plus any directly attributable transaction costs. Trade receivables that do not contain a significant financing component are measured at their transaction price.

After initial recognition, the carrying amounts of financial assets measured at amortized cost are recognized using the effective interest method less impairment loss. Amortization using the effective interest method and gains and losses on derecognition are recognized in profit or loss for the period.

Equity instruments designated as measured at fair value through other comprehensive income

The NEC Group has in principle elected to present subsequent changes in fair value of certain equity instruments in other comprehensive income except for those in the form of venture capital investments.

These equity instruments are initially measured at fair value, plus any directly attributable transaction costs and measured at fair value in subsequent periods. Changes in fair value are included in other comprehensive income and never reclassifies to profit or loss and the NEC Group never reclassifies accumulated other comprehensive income to retained earnings subsequently. Dividends from equity instruments designated as measured at fair value through other comprehensive income are recognized as finance income in profit or loss, unless the dividends clearly represent a recovery of part of the cost of the investment.

Financial assets measured at fair value through profit or loss

Financial assets other than financial assets measured at amortized cost or equity instruments designated as measured at fair value through other comprehensive income are classified as financial instruments measured at fair value through profit or loss.

These financial assets are measured at fair value after initial recognition, and changes in their fair value are recognized in profit or loss. Gains and losses on financial instruments measured at fair value through profit or loss are recognized in profit or loss.

(ii) Derivative Financial Instruments

The NEC Group holds derivative financial instruments, such as forward exchange contracts, interest rate swaps, and currency options, to hedge foreign currency exposure and interest rate exposures. Derivatives are measured at fair value at the inception and subsequent periods.

Derivatives that are not designated as hedging instruments

For derivatives that are not designated as hedging instruments, any changes in the fair value of the derivative are recognized in profit or loss.

Derivatives that are designated as hedging instruments

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives is recognized in other comprehensive income and any ineffective portion of changes in the fair value is immediately recognized in profit or loss. The amount accumulated in other components of equity is reclassified to profit or loss in the same period during which the cash flows of the hedged item affect profit or loss. Hedge accounting is discontinued prospectively when the hedging instrument expires, is sold, terminated, exercised, when no longer meets the criteria for hedge accounting, a forecast transaction is no longer highly probable, or the designation is revoked. In addition, the NEC Group has selected the option to continue to apply hedge accounting of International Accounting Standards (“IAS”) 39.

Impairment of financial assets

As for impairments on financial assets measured at amortized costs, the NEC Group recognizes allowances for expected credit losses by assessing whether the credit risk on the financial assets has increased significantly at each reporting date since initial recognition.

The NEC Group assesses whether the credit risk on the financial assets has increased significantly at each reporting date since initial recognition. Allowances are measured based on the estimated credit loss arising from the possible defaults during the 12 months after the reporting date (12-month expected credit loss) when the credit risk associated with the financial assets has not significantly increased since initial recognition. When the credit risk associated with the financial assets has significantly increased since initial recognition or the financial assets are credit-impaired, an allowance for expected credit loss is calculated based on the estimated credit loss arising from all possible defaults over the estimated remaining period of the financial instruments (life-time expected credit loss). Notwithstanding the above, an allowance for expected credit loss on trade receivables and contract assets is always calculated based on the estimated credit loss over the entire period.

Significant increase in credit risk is determined based on changes in risks of a default occurring and the changes in such risks are determined considering significant financial difficulty, breach of contract, or increase in probability where the borrower will enter bankruptcy or other financial reorganization. Changes in allowances are recognized in profit and loss.

(b)	Non-financial assets

(i) Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost of inventories that are interchangeble is determined principally by using the first-in first-out method or the periodic average method, whereas the cost of inventories of items that are not interchangeable is determined by using the specific identification of their individual cost.

Cost of inventories comprises all costs of purchase, costs of production, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Costs of finished goods and work in process include an allocation of production overheads that are based on the normal capacity of the production facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(ii) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenses directly attributable to acquisition of the asset, costs of dismantling and removing the assets, costs of restoring the site, and borrowing costs to be capitalized. When significant components of property, plant and equipment have different useful lives, they are accounted for as separate items (by major components) of property, plant and equipment. Gains or losses on disposals of property, plant and equipment are recognized in profit or loss.

(iii) Intangible Assets

Goodwill

An asset representing the future economic benefits arising together with other assets through the acquisition of a subsidiary that are not individually identifiable is recognized as Goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently whenever there is any indication of impairment for a cash- generating unit (“CGU”) to which goodwill is allocated. The NEC Group initially measures goodwill at the acquisition date as the excess of the aggregate of consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity, less the net recognized amount of the identifiable assets acquired and liabilities assumed. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase gain.

Software and Other Intangible Assets

Development expenditures on software for sale and software for internal use are recognized as intangible assets, if all of the following criteria of capitalization are met:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
-	its intention to complete the intangible asset and use or sell it;
-	its ability to use or sell the intangible asset;
-	how the intangible asset will generate probable future economic benefits;
-	the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and
-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other intangible assets, such as patents and licenses, are recognized at cost when acquired. Intangible assets acquired in business combinations and recognized separately from goodwill, including acquired capitalized development costs, are recognized at fair value at the acquisition date.

Amortization methods, useful lives, and residual values of intangible assets with definite useful lives are reviewed at the end of each reporting period and revised as necessary.

(iv) Impairment of Non-financial Assets

Non-financial assets other than inventories, deferred tax assets, assets held for sale, assets arising from employee benefits and contract assets and assets recognized from costs to obtain a contract with a customer are assessed for indications of impairment at the end of each reporting period. This assessment is performed for an asset or a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. The recoverable amount is determined for an individual asset, or a CGU when the individual asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. The NEC Group’s corporate assets do not generate independent cash inflows. If there is any indication that corporate assets may be impaired, the recoverable amount is estimated for the CGU to which the corporate assets belong. Corporate assets are assets other than goodwill that contribute to the future cash flows of both the CGU to which the corporate assets belong and other CGUs, and include land or buildings held by administrative departments.

The recoverable amount is the higher of the fair value of an asset or a CGU, less costs of disposal and its value in use. Value in use is calculated as the present value of the estimated future cash flows associated with the asset or CGU. In assessing value in use, the estimated future cash flows are estimated by using the growth rate which is determined by considering the status of the respective country and industry that the CGU belongs, and are discounted to the present value using a pre-tax discount rate, which reflects current market assessments of the time value of money and any risks specific to the asset or the CGU.

For goodwill and intangible assets with indefinite useful lives, the recoverable amount is estimated at the same time each year for the level of a CGU to which goodwill and intangible assets with indefinite lives have been allocated, and they are also tested for impairment whenever there is any indication of impairment.

(2)	Depreciation method for assets

(a)	Property, Plant and Equipment

Depreciation is recognized in profit or loss mainly on a straight-line basis over the estimated useful lives as described below.

Useful lives of major property, plant and equipment are as follows:

Buildings and structures	7-60 years
Machinery and equipment	2-22 years
Tools, furniture and fixtures	2-20 years

The right-of-use assets are depreciated from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

(b)	Intangible Assets

Software for sale is amortized based on the expected sales volume over the expected effective period (mainly one to nine years) unless such the amortization method does not reflect the pattern of consumption of the expected future benefits from the asset. In such cases, software for sales is amortized on a straight-line basis over the remaining useful life.

Software for internal use is amortized on a straight-line basis over the estimated useful lives (mainly three to five years).

Other intangible assets are amortized from the date when the asset is available for use over the estimated useful lives, such as a contract period, using the method that reflects the pattern of consumption of the future economic benefits by the NEC Group.

(3)	Recognition criteria for provisions

Provisions are recognized when the NEC Group has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations.

(4)	Revenue recognition criteria for revenue and obligation

In accordance with IFRS 15, the following five-step approach is applied to recognize revenue, except for interest and dividend income within the scope of IFRS 9 and lease payments within the scope of IFRS 16.

Step 1: Identify the contract with a customer

Step 2: Identify performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to each performance obligation in the contract

Step 5: Recognize revenue when (or as) each performance obligation is satisfied

The NEC Group recognizes revenue when or as the NEC Group satisfies a performance obligation at a point in time or over time by transferring promised goods or services to a customer.

When revenue is recognized over time, the NEC Group measures the progress to depict the performance in transferring control of goods or services promised to a customer. Revenue for fixed price service contracts, including construction contracts is, in principle recognized by the method of measuring the progress based on the costs incurred to date as a percentage of the total estimated project costs. Revenue is recognized for a performance obligation satisfied over time only if the progress can be reasonably measured. When the progress cannot be measured reasonably, revenue is recognized only to the extent of the costs incurred.

(5)	Leases

At inception of a contract, the NEC Group assesses whether the contract is, or contains, a lease. The NEC Group determines a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In addition, the NEC Group elected not to recognize right-of-use assets and lease liabilities for either short-term leases with a lease term of 12 months or less or leases for which the underlying assets are of low value. The NEC Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over their lease term.

As a lessee

At the commencement date of a lease, the NEC Group recognizes right-of-use assets that represent the right to use an underlying asset and a lease liability that represents its obligation to make lease payments. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if it is readily determinable, or otherwise, the lessee’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;

- amounts expected to be payable under a residual value guarantee;

- the exercise price under a purchase option that the NEC Group is reasonably certain to exercise; and

- penalties for early termination of a lease unless the NEC Group is reasonably certain not to terminate the lease early.

The lease liability is subsequently measured at amortized cost using the effective interest method, and is remeasured under certain circumstances, such as when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the NEC Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the NEC Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The vast majority of the building lease contracts contain extension options exercisable at the discretion of the NEC Group, and only lease payments for the duration of the lease term that is a period covered by the options which the NEC Group is reasonably certain to exercise are included in measuring the lease liability.

The right-of-use assets are initially measured at the initial measurement amount of the lease liabilities adjusted for any prepaid lease payments before the commencement date and certain other items, and are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of the underlying assets are determined on the same basis as those of property, plant and equipment. In addition, after the commencement date, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment losses, adjusted for remeasurements of the lease liability. The right-of-use assets are presented as part of property, plant, and equipment, net.

(6)	Other significant principles for the preparation of consolidated financial statements

(a)	Defined Benefit Plans

The NEC Group’s defined benefit plans consist of defined benefit pension plans and lump-sum severance payment plans. For defined benefit plans, the present value of defined benefit obligations, less the fair value of plan assets is recognized as either liability or asset. Defined benefit obligations are measured separately for each plan by discounting estimated amount of future benefits employees have earned in return for their services in the current and prior periods to its present value. The discount rate is the yield at the reporting date on high-quality corporate bonds that is consistent with the currency and estimated terms of the NEC Group’s post-employment benefit obligations. Remeasurement of net defined benefit plans is recognized in full as other comprehensive income and not reclassified to retained earnings in subsequent periods.

(b)	Accounting for consumption taxes

Consumption taxes are excluded from each transaction amount and accounted for separately.

(c)	Application of consolidated corporate-tax return system

The Company files its tax return under the consolidated corporate-tax return system.

II Notes to Accounting Estimates

Accounting estimates generate reasonable amounts based on information available at the time of preparation of consolidated financial statements. The following amounts based on accounting estimates recorded in the consolidated financial statements for the consolidated fiscal year ended March 31, 2021 involve the risk that may have significant influence over the consolidated financial statements for the consolidated fiscal year ending March 31, 2022:

1.	Valuation for recoverability of deferred tax assets

(1)	Amount recorded in the consolidated financial statements for the consolidated fiscal year ended March 31, 2021

Deferred tax assets of 133,881 million JPY are recorded in the consolidated statement of financial position for the consolidated fiscal year ended March 31, 2021.

(2)	Other information that contributes to the understanding of financial statements users about the contents of accounting estimates

A deferred tax asset is recognized for the carryforward of unused tax losses, and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilized.

The recoverability of those deferred tax assets was determined based on the estimated future taxable income, including the timing of elimination of temporary differences. The underlying future earnings projections were based on management’s estimates that are highly uncertain due to significant management judgments on certain assumptions related to external factors, such as its future profitability considering demand forecasts for the domestic markets that reflected, among others, growing investments in IT infrastructures including those for DX (digital transformation), and the potential effect of COVID-19.

These assumptions are subject to uncertainty due to market conditions and other environmental deterioration, and if the estimates of future taxable income are less than forecasted, the amount of recoverable deferred tax assets may be reduced.

2.	Other accounting estimates

The details of accounting estimates other than the valuation for recoverability of deferred tax assets are described as below:

(1)	Fair Value of Financial Instruments

(V Notes: Financial Instruments)

(2)	Recoverable Amount in Impairment Test of Non-financial Assets

(4. Significant accounting policies (1) Valuation standards and methods for asset)

(3)	Actuarial Assumptions of Post-retirement Benefits

(4. Significant accounting policies

(6) Other significant principles for the preparation of consolidated financial statements)

(4)	Recognition and Measurement of Provisions

(4. Significant accounting policies (1) Valuation standards and methods for assets)

(5)	Revenue Recognition

(4. Significant accounting policies (4) Revenue recognition criteria for revenue and obligation)

(6)	Identification of Lease and Determination of Lease Term

(4. Significant accounting policies (5) Leases )

(7)	Measurement of Fair Value in Business Combinations

(VII Other Notes: Business Combinations)

As a result of the assessment of the impact of uncertainties introduced by the COVID-19 pandemic, management of the NEC Group has determined that the impact of the COVID-19 pandemic on the NEC Group’s long-term financial results would not be significant, given the business environment of the ICT industry in which the NEC Group operates, and accordingly there was not a material impact on the accounting estimates for the fiscal year ended March 31, 2021.

III Notes to Consolidated Statement of Financial Position

1. Assets measured at net of provision for impairment of trade and other receivables

The amount of provision for impairment recognized as a deduction from the gross carrying amount of trade and other receivables consisted of the following:

JPY (millions)
Items	Amount
Current assets	5,804
Non-current assets	4,162
Total	9,966

2. Accumulated depreciation of property, plant and equipment is as follows:

JPY (millions)
Items	Amount
Accumulated depreciation of property, plant and equipment	969,500

3. Contingent liabilities

Guarantees for bank loans and others consisted of the following:

JPY (millions)
Items	Amount
Employees	14

IV	Notes to Consolidated Statement of Changes in Equity

1.	Stocks issued

Ordinary	shares 272,849,863 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of shares	Total dividends JPY (millions)	Dividends per share (yen)	Record date	Effective date
May 12, 2020 Board of Directors	Ordinary shares	10,393	40	March 31, 2020	June 1, 2020

Resolution	Type of shares	Total dividends JPY (millions)	Dividends per share (yen)	Record date	Effective date
October 29, 2020 Board of Directors	Ordinary shares	10,914	40	September 30, 2020	December 1, 2020

(2)	Dividend for which the record date is in the fiscal year ended March 31, 2021, and the effective date is in the following fiscal year

The Company proposed and resolved the matter of payment of dividends for ordinary shares at the extraordinary meeting of the Board of Directors held on May 12, 2021.

(a)	Resource of dividends	Retained earnings
(b)	Total dividends	13,642 million yen
(c)	Dividends per share	50 yen
(d)	Record date	March 31, 2021
(e)	Effective date	June 1, 2021

V	Notes: Financial Instruments

1.	Summary of financial instruments

(1) Capital management

The NEC Group focuses on the business operation for emphasizing capital efficiency, invests to growth sectors, and enhances capital base to create long-term corporate value of the NEC Group. The NEC Group manages net debt-equity ratio for enhancing capital base.

(2) Financial risk management

The NEC Group operates its business in various countries and jurisdictions, and as such, it has exposure to credit risk, liquidity risk, and market risk (mainly represented by interest rate risk and currency risk). The NEC Group conducts appropriate risk management activities to minimize the effect of these financial risks on its financial position and performance.

a. Credit risk

Credit risk is a risk of financial loss to the NEC Group if a customer or a counterparty to a financial instrument fails to meet its obligations and arises principally from the NEC Group’s receivables from customers and investments in debt securities.

The NEC Group is monitoring the financial position and past due balances of customers in order to minimize the risk of default resulting from deterioration of customers’ financial position. Further, if necessary, preventative measures are taken by holding collateral or through other means.

Financial institutions with high credit capabilities are selected as counterparties while dealing in derivative transactions, deposit transactions, and the purchase of financial assets for short-term investments in order to reduce the counterparty risk.

The NEC Group guarantees its employees and its subcontractor’s borrowings from financial institutions. The total amounts of financial guarantee was 14 million JPY as of March 31, 2021.

The maximum exposure to credit risk, without taking into account of any collateral held at the end of the reporting period, is represented by the total amount of financial guarantee and carrying amount of the financial instruments which is exposed to credit risk in the consolidated statement of financial position.

Credit risk exposure relating to trade and other receivables and contract assets

The trade and other receivables are mainly from Japanese customers. An allowance for expected credit losses for trade and other receivables and contract assets is measured at an amount equal to the lifetime expected credit losses. The assets are grouped by each asset with similar characteristics of credit risks and expected credit losses are calculated based on historical default rates, concerning the current conditions and future economic environment. Expected credit losses for credit-impaired financial assets are calculated by each asset.

The NEC Group determines whether credit risk of financial assets has increased significantly since initial recognition by considering reasonable and supportable information. This information includes past information, external ratings, past due information, as well as forward-looking information.

The NEC Group determines that credit risk has increased significantly since initial recognition when, for example, a borrower falls under any of the following conditions:

- The external rating of the borrower is deemed ineligible for investment.

- The delinquency period exceeds 30 days.

The NEC Group defines that a default has occurred when a borrower falls under any of the following conditions:

-	It is judged that there is almost no possibility that the borrower pays obligations to the NEC Group without executing the security interest.

- The delinquency period exceeds 90 days.

The NEC Group determines that a financial asset has been credit impaired when any of the following situations is confirmed:

-	Significant financial difficulty of the issuer or borrower.

-	A breach of contract, such as a default or past due event.

-

The lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider.

-	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

-	The disappearance of an active market for that financial asset because of financial difficulties.

b. Liquidity risk

Liquidity risk is the risk that the NEC Group encounters difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The NEC Group’s approach of managing liquidity is to ensure that it has sufficient liquidity to meet its liabilities when they are due.

The NEC Group periodically updates forecasts of its future cash flows aiming to maintain the level of its cash and cash equivalents and the unused balance of commitment line of credit at an amount in excess of expected cash outflows on financial liabilities required for conducting its business.

c. Market risk

(i)	Interest rate risk

Interest bearing debts with floating interest rates, including long-term borrowings, are exposed to interest rate risk. The NEC Group may use interest rate swaps as hedges of the variability in cash flows attributable to interest-rate risk.

(ii)	Foreign currency risk

The NEC Group operates its business globally, and is exposed to the risk of fluctuation in foreign exchange rates. The NEC Group mitigates foreign currency risk exposures to an extent possible by offsetting trade receivables and payables denominated in the same foreign currencies and conducting hedge transactions mainly on the remaining net exposures and net forecast transaction exposures using forward exchange contracts.

(iii)	Equity price risk

The NEC Group holds listed equity instruments of parties with which the NEC Group has a business relationship, and therefore, is exposed to the risk of fluctuation in prices of equity instruments. The equity instruments are held for if the NEC Group determines that it will contribute to the increase of the mid- to long- term corporate value of the NEC Group after comprehensive consideration of its management strategy, the relationships with business partners and other circumstances.

(3) Fair value of financial assets and liabilities

JPY (millions)

	Carrying amount	Fair value
Financial liabilities measured at amortized cost
Bonds	179,583	180,475
Long-term borrowings	309,156	309,536

The financial instruments whose fair value is determined to be close or equal to the carrying amount are excluded from the chart above. The financial instruments regularly measured at fair value, but equal to the carrying amount are also excluded from the chart above.

Basis of the fair value measurement for financial instruments

For cash and cash equivalents, trade and other receivables, trade and other payables, and accruals, the fair value is determined as equal or close to the carrying amount since they are to be settled in a short term.

The fair value of loans is measured by discounting estimated future cash flows to the present value based on an interest rate that takes into account the remaining period to the maturity date and credit risk.

Of equity instruments designated as measured at fair value through other comprehensive income and financial assets measured at fair value through profit or loss, the fair value of listed equity instruments is determined using a quoted market price at an exchange. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method or other appropriate valuation methods. Price book-value ratio (PBR) of a comparable company is used as a significant unobservable input in the fair value measurement of the equity securities with no active market. The fair value increases (decreases) as the PBR of a comparable company rises (declines).

For derivative assets and liabilities, the fair value of forward exchange contracts is calculated based on the quoted forward exchange rates at the end of the fiscal year, while the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on the interest rate at the end of the reporting period.

The fair values of short-term borrowings and long-term borrowings (current portion) are determined as the carrying amount, as the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. The fair value of long-term borrowings (excluding the current portion) is calculated as the present value of the estimated future cash flows, based on the expected interest rate at which a similar new borrowing was made.

The fair value of bonds is determined based on the quoted market price in a non-active market.

VI	Notes: Per Share Data

Equity attributable to owners of the parent per share	4,800.67 JPY
Basic earnings per share	557.18 JPY
Diluted earnings per share	557.18 JPY

VII	Notes: Others

Business Combinations

Business combinations of a subsidiary

The Company has acquired all of the shares of WP/AV CH Holdings I B.V. (“WP/AV CH Holdings I”), which owns 100% share of Avaloq Group AG (“Avaloq Group”), a Swiss financial software company, from Avaloq Group’s shareholding association, and a shareholder of WP/AV CH Holdings I that is indirectly wholly owned by funds managed by Warburg Pincus LLC, and Avaloq Group became a consolidated subsidiary of the Company. Through this acquisition, the NEC Group expects to acquire the knowledge of software and domain in the digital finance field, to globally promote business participation in such field, and to strengthen businesses in the digital government field.

A summary of this transaction is as follows:

(i)	Name of the acquired company and its business

Name:	WP/AV CH Holdings I

Type of Business:	Software for financial institutions

(ii)	Main reason for the business combination

To expand businesses and improve profitability, mainly in the digital government and digital finance areas, by globally developing SaaS business models that utilize software and technologies from throughout the NEC Group including the acquired company, Avaloq Group.

(iii)	Date of the business combination: December 22, 2020

(iv)	Percentage of voting rights acquired on the acquisition date: 100.00%

Consideration for the acquisition

JPY (millions)
Item	Amount
Cash and cash equivalents	216,886
Total	216,886

The Company incurred outsourcing service expenses and other expenses as the acquisition-related costs for the business combination of 1,298 million JPY related to the share acquisition. These costs were included in “Selling, general and administrative expenses” in the consolidated statement of profit or loss for the fiscal year ended March 31, 2021.

Fair value of assets acquired and liabilities assumed at the acquisition date

JPY (millions)
Item	Amount
Current assets
Cash and cash equivalents	15,444
Trade receivables	13,504
Others	1,104
Non-current assets
Property, plant and equipment	10,743
Intangible assets	178,024
Others	20,788

Total assets	239,607

Current liabilities
Trade payables	2,871
Contract liabilities	23,764
Others	13,414
Non-current liabilities
Financial Liabilities	47,712
Others	33,160

Total liabilities	120,921

Equity	118,686

The fair value is determined using generally accepted valuation techniques based on assumptions such as future cash flows and discount rate based on future earnings forecasts. Total contractual balance of trade receivables amounted to 13,875 million JPY of which expected uncollectible balance of 371 million JPY at the date of business combination has been deducted.

Goodwill arising on acquisition

JPY (millions)
Item	Amount
Consideration for the acquisition	216,886
Non-controlling interests	149
Fair value of identifiable net liabilities acquired by the NEC Group	(118,686)

Goodwill arising on acquisition	98,349

Non-controlling interests are measured by the percentage of interests owned by non-controlling shareholders to the fair value of identifiable net assets of the acquired company group. Goodwill mainly reflects excess earnings power and synergies with existing businesses. Entire goodwill is not expected to be deductible for tax purposes.

Impact on the NEC Group’s performance

(i)

Revenue and net profit of the acquired company that was incurred after the acquisition date recorded in the consolidated statement of profit or loss for the fiscal year ended March 31, 2021 were 16,415 million JPY and 662 million JPY, respectively.

(ii)

Assuming that this business combination had taken place at the beginning of the fiscal year ended March 31 2021, the NEC Group’s revenue and net profit in the consolidated statement of profit or loss for the fiscal year ended March 31, 2021 would have been 3,042,864 million JPY and 163,915 million JPY, respectively (information outside the scope of the audit).

BALANCE SHEET

(Non-consolidated: Japanese GAAP)

(As of March 31, 2021)

JPY (millions)

Account	Amount
Assets
Current assets	1,105,536
Cash and deposits	81,936
Notes receivable-trade	4,203
Accounts receivable-trade	386,010
Contract assets	197,207
Lease investment assets	8,502
Short-term investment securities	180,000
Merchandise and finished goods	27,044
Work in process	31,674
Raw materials and supplies	11,476
Advance payments-trade	58,490
Prepaid expenses	21,397
Accounts receivable-other	82,710
Other	14,966
Allowance for doubtful accounts	(78)

Non-current assets	1,290,552
Property, plant and equipment	239,249
Buildings, net	139,071
Structures, net	3,407
Machinery and equipment, net	9,383
Vehicles, net	321
Tools, furniture and fixtures, net	43,616
Land	35,732
Construction in progress	7,719
Intangible assets	55,806
Patent right	1,141
Right of using facilities	128
Software	54,315
Other	222
Investments and other assets	995,497
Investment securities	109,517
Stocks of subsidiaries and affiliates	776,874
Investments in capital	197
Long-term loans receivable	59
Long-term loans receivable from subsidiaries and affiliates	11,355
Deferred tax assets	37,414
Prepaid pension cost	31,397
Other	37,855
Allowance for doubtful accounts	(9,171)

Total assets	2,396,088

JPY (millions)

Account	Amount
Liabilities
Current liabilities	947,617
Accounts payable-trade	401,222
Lease obligations	369
Accounts payable-other	39,303
Accrued expenses	63,282
Income taxes payable	18,693
Contract liabilities	162,463
Deposits received	210,914
Provision for product warranties	7,908
Provision for directors’ bonuses	184
Provision for loss on construction contracts and others	11,056
Provision for business structure improvement	85
Provision for contingent loss	18,415
Asset retirement obligations	660
Other	13,061

Non-current liabilities	519,609
Bonds payable	180,000
Long-term loans payable	293,500
Lease obligations	833
Provision for product warranties	3,197
Provision for loss on guarantees	13,582
Provision for contingent loss	1,409
Asset retirement obligations	9,344
Other	17,744

Total liabilities	1,467,226

Net Assets
Shareholders’ equity	901,705
Capital stock	427,831
Capital surplus	136,662
Legal capital surplus	89,892
Other capital surplus	46,770
Retained earnings	338,775
Legal retained earnings	12,786
Other retained earnings	325,990
Retained earnings brought forward	325,990
Treasury stock	(1,563)
Valuation and translation adjustments	27,157
Valuation difference on available-for-sale securities	28,626
Deferred gains or losses on hedges	(1,469)

Total net assets	928,862

Total liabilities and net assets	2,396,088

STATEMENT OF OPERATIONS

(Non-consolidated: Japanese GAAP)

(For the fiscal year ended March 31, 2021)

JPY (millions)
Account	Amount
Net sales	1,705,459
Cost of sales	1,261,403

Gross profit	444,056

Selling, general and administrative expenses	391,654

Operating income	52,403

Non-operating income	26,021
Interest income	280
Dividends income	18,567
Insurance claim income	4,898
Other	2,276
Non-operating expenses	12,156
Interest expenses	3,655
Loss on disposal of non-current assets	2,038
Foreign exchange losses	1,544
Other	4,919

Ordinary income	66,267

Extraordinary income	127,967
Gain on sales of investment securities	71,613
Gain on sales of non-current assets	32,475
Gain on sales of subsidiaries and affiliates’ stocks	19,797
Reversal of allowance for doubtful accounts for subsidiaries and affiliates	1,597
Reversal of provision for loss on guarantees	1,286
Reversal of provision for business structure improvement	1,199
Extraordinary loss	15,007
Provision for loss on guarantees	6,311
Loss on valuation of stocks of subsidiaries and affiliates	3,377
Provision of allowance for doubtful accounts for subsidiaries and affiliates	2,626
Loss on valuation of investment securities	1,559
Loss on sales of investment securities	398
Impairment loss	354
Loss on sales of subsidiaries and affiliates’ stocks	211
Loss on sales of non-current assets	170

Income before income taxes	179,227

Income taxes	14,823
Income taxes – current	14,796
Income taxes – deferred	27

Net income	164,404

STATEMENT OF CHANGES IN NET ASSETS

(Non-consolidated: Japanese GAAP)

(For the fiscal year ended March 31, 2021)

JPY (Millions)

	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal retained earnings	Other retained earnings	Total retained earnings
						Retained earnings brought forward
Balance at the beginning of current period	397,199	59,260	46,750	106,010	10,655	185,023	195,678
Changes of items during the period
Issuance of common shares	30,632	30,632	—	30,632	—	—	—
Dividends from surplus	—	—	—	—	—	(21,307)	(21,307)
Provision of legal retained earnings	—	—	—	—	2,131	(2,131)	—
Net income	—	—	—	—	—	164,404	164,404
Purchase of treasury stock	—	—	—	—	—	—	—
Disposal of treasury stock	—	—	20	20	—	—	—
Total changes of items other than shareholders’ equity	—	—	—	—	—	—	—

Total changes of items during the period	30,632	30,632	20	30,652	2,131	140,967	143,097

Balance at the end of current period	427,831	89,892	46,770	136,662	12,786	325,990	338,775

	Shareholders’ equity		Valuation and translation adjustments			Total net assets
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at the beginning of current period	(4,129)	694,757	24,852	(175)	24,676	719,433
Changes of items during the period
Issuance of common shares	—	61,264	—	—	—	61,264
Dividends from surplus	—	(21,307)	—	—	—	(21,307)
Provision of legal retained earnings	—	—	—	—	—	—
Net income	—	164,404	—	—	—	164,404
Purchase of treasury stock	(640)	(640)	—	—	—	(640)
Disposal of treasury stock	3,206	3,225	—	—	—	3,225
Total changes of items other than shareholders’ equity	—	—	3,775	(1,293)	2,481	2,481

Total changes of items during the period	2,566	206,947	3,775	(1,293)	2,481	209,429

Balance at the end of current period	(1,563)	901,705	28,626	(1,469)	27,157	928,862

Independent Auditor’s Report

May 10, 2021

To the Board of Directors of NEC Corporation:

KPMG AZSA LLC

    Tokyo Office, Japan

Tetsuzo Hamajima (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Takashi Kondo (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yoshiaki Hasegawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the Consolidated Statement of Financial Position, the Consolidated Statement of Profit or Loss, the Consolidated Statement of Changes in Equity and the related notes of NEC Corporation (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2021 and for the year from April 1, 2020 to March 31, 2021 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with the second sentence of Article 120-1 of the Ordinance on Companies Accounting that allows the Company to prepare consolidated financial statements with the omission of a part of the disclosures required under International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Corporate Auditors and the Board of Corporate Auditors for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that allows the Company to prepare consolidated financial statements with the omission of a part of the disclosures required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that allows the Company to prepare consolidated financial statements with the omission of a part of the disclosures required under International Financial Reporting Standards and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Corporate auditors and the board of corporate auditors are responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that allows the Company to prepare consolidated financial statements with the omission of a part of the disclosures required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with corporate auditors and the board of corporate auditors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide corporate auditors and the board of corporate auditors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

Independent Auditor’s Report

May 10, 2021

To the Board of Directors of NEC Corporation:

KPMG AZSA LLC

    Tokyo Office, Japan

Tetsuzo Hamajima (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Takashi Kondo (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yoshiaki Hasegawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the BALANCE SHEET, the STATEMENT OF OPERATIONS, the STATEMENT OF CHANGES IN NET ASSETS and the related notes, and the supplementary schedules (“the financial statements and the supplementary schedules”) of NEC Corporation (“the Company”) as at March 31, 2021 and for the 183rd year from April 1, 2020 to March 31, 2021 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the supplementary schedules section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Corporate Auditors and the Board of Corporate Auditors for the Financial Statements and the Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Corporate auditors and the board of corporate auditors are responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules

Our objectives are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate whether the presentation and disclosures in the financial statements and the supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with corporate auditors and the board of corporate auditors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide corporate auditors and the board of corporate auditors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

REPORT OF THE AUDIT & SUPERVISORY BOARD (KANSAYAKU-KAI)

With respect to the performance of duties by the Directors for the 183rd business period from April 1, 2020 to March 31, 2021, the Audit & Supervisory Board (KANSAYAKU-KAI) has prepared this audit report through deliberation based on the audit reports prepared by the respective Audit & Supervisory Board Members (KANSAYAKU) and hereby reports, as follows:

1.    Audit method by Audit & Supervisory Board Members (KANSAYAKU) and the Audit & Supervisory Board (KANSAYAKU-KAI) and details thereof

(1) The Audit & Supervisory Board (KANSAYAKU-KAI) has determined, among other things, the auditing policies and auditing plans, received reports regarding the status of conduct of audit and its results from each Audit & Supervisory Board Member (KANSAYAKU), received reports from Directors, other relevant employees and the Accounting Auditors concerning the performance of their duties, and, when necessary, requested them to provide explanations.

(2) Pursuant to the Code of Kansayaku Auditing Standards and in accordance with the auditing policies and auditing plans determined by the Audit & Supervisory Board (KANSAYAKU-KAI), each Audit & Supervisory Board Member (KANSAYAKU) has ensured to communicate effectively with Directors, Senior Vice Presidents, employees including those in the internal auditing division and other relevant personnel, made efforts to collect necessary information and improve auditing environment, and performed audit in the way hereinafter prescribed:

(i) each Audit & Supervisory Board Member (KANSAYAKU) has attended the meetings of the Board of Directors and other important meetings, received reports from Directors, Senior Vice Presidents, employees and other relevant personnel regarding the performance of their duties, requested them to provide explanations when necessary, examined important authorization documents and associated information, and investigated the operations and financial conditions at the headquarters and other principal offices. As for the subsidiaries, we have ensured to communicate with the directors and audit & supervisory board members (KANSAYAKU) and other personnel of the subsidiaries and to exchange information therewith, and, when necessary, received reports from the subsidiaries with regard to their business;

(ii) each Audit & Supervisory Board Member (KANSAYAKU) has monitored and verified the contents of resolutions of the Board of Directors regarding the enhancement of system required to be implemented to ensure the proper operations of corporate group consisting of the Company and its subsidiary corporations under Article 100(1) and (3) of the Regulation for Enforcement of the Companies Act (internal control system) including a system to ensure that the performance of duties by Directors is in compliance with the laws, regulations and the Articles of Incorporation, and the status of the internal control system established and operated according to the said resolutions;

(iii) With regard to “Policy on the Control over the Company” stated in the business report, each Audit & Supervisory Board Member (KANSAYAKU) has examined the statement of the said policy; and

(iv) each Audit & Supervisory Board Member (KANSAYAKU) has monitored and verified whether the Accounting Auditors were maintaining their independence and properly performing audits, received reports from the Accounting Auditors on the performance of their duties, the methods and results of the audit, and, when necessary, requested them to provide explanations. We have also received from the Accounting Auditors a notice confirming that “the systems for ensuring proper performance of duties of the Accounting Auditors” was properly implemented pursuant to the laws and regulations, and standards released by Business Accounting Deliberation Council and others, and, when necessary, requested them to provide explanations.

Based on the aforementioned methods, we have examined the business report and its supplementary schedules, the consolidated financial statements (consolidated statement of financial position, consolidated statement of profit or loss, consolidated statement of changes in equity and notes to consolidated financial statements) as well as the non-consolidated financial statements (balance sheet, statement of operations, statement of changes in net assets and notes to non-consolidated financial statements) and its supplementary schedules.

2.    Results of audit

(1)	Audit results concerning the business reports, etc.

(i)	We confirm that the business report and the supplementary schedules fairly present the conditions of the Company in conformity with applicable laws, regulations and its Articles of Incorporation.

(ii)

We have found no improper acts by Directors in the performance of their duties or any material facts in connection with the performance by Directors of their duties that constitute any violation of applicable laws, regulations or the Articles of Incorporation.

(iii)

We confirm that the contents of the resolution of the Board of Directors on the internal control system of the Company are fair and appropriate. Furthermore, we confirm that the establishment and operation of the internal control system, which are described as appropriate in the business report, are fair and appropriate.

(iv)	We have found no matters that must be pointed out with regards to “Policy on the Control over the Company” stated in the business report.

(2)	Audit results concerning consolidated financial statements

We confirm that the methods and results of the audit conducted by KMPG AZSA LLC the Accounting Auditors, are fair and appropriate.

(3)	Audit results concerning non-consolidated financial statements and supplementary schedules

We confirm that the methods and results of the audit conducted by KPMG AZSA LLC the Accounting Auditors, are fair and appropriate.

May 12, 2021

Audit & Supervisory Board (KANSAYAKU-KAI)

NEC Corporation

Full-time Audit & Supervisory Board Member (KANSAYAKU)	Hajime Kinoshita (Seal)
Full-time Audit & Supervisory Board Member (KANSAYAKU)	Isamu Kawashima (Seal)
Outside Audit & Supervisory Board Member (KANSAYAKU)	Taeko Ishii (Seal)
Outside Audit & Supervisory Board Member (KANSAYAKU)	Nobuo Nakata (Seal)
Outside Audit & Supervisory Board Member (KANSAYAKU)	Masami Nitta (Seal)